TYPE 425
SEQUENCE: 1
DESCRIPTION: FILING OF COMMUNICATION

               Filed by General Motors Corporation (GM)
               Subject Company - General Motors Corporation
               Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-30826

The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in the following are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Annual Report on Form 10-K for the year ended December 31, 1999.

            The following information is available on the Internet.

Home Page Screen
----------------

[General Motors logo]
[Hughes Electronics logo]

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Who is Speaking [text included on button which leads to a different screen when
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              Morgan Stanley Dean Witter For Individual Investors
                       Success. One investor at a time.
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You have now left the website you were previously viewing and have been transported to an independent website.

This website includes information relating to General Motors' offer to exchange shares of its Class H common stock for shares of its $1 2/3 par value common stock, which is referred to as the "exchange offer," and to GM's Hughes Electronics Corporation subsidiary. Neither General Motors nor any other person is making or will make any offer to sell, or solicitation to buy, any securities in connection with the exchange offer in any state or other jurisdiction where such an offer or sale is unlawful.

You are not permitted to view the contents of this website if you are located outside the United States. By double-clicking on the appropriate box below, please indicate whether you are located inside or outside the United States.

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GM urges holders of GM $1 2/3 common stock to read the final Registration
Statement on Form S-4, including the final prospectus, regarding the GM-GMH exchange offer referred to above, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus and other documents filed by General Motors at the SEC's web site at www.sec.gov, at General Motors' website at www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy (MC 480-000-FC1), Madison Heights, Michigan 48071, telephone: (313) 667-1500, menu option #2. This communication shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.[This legend appears on each page of website.]

[If "I am outside the United States" is clicked, the following screens appear:]

[Screen 1: Thank you for visiting this site....]

[Screen 2: [GM logo] [Hughes logo] GM-GMH Exchange Offer. "Only GM $1 2/3 shareholders in the U.S. may view the Hughes Electronics presentation."

GM urges holders of GM $1-2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus and other documents filed by General Motors at the SEC's website at www.sec.gov, at General Motors' website at www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy. (MC480-000-FC1), Madison Heights, Michigan 48071, telephone: 313-667-1500, menu option #2. This communication shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporate Communications at 212-418-6380.]

[If "I am in the United States" is clicked, the following screens appear:]

GM-GMH Exchange Offer Screen
----------------------------

[General Motors logo]
[Hughes Electronics logo]

                             GM-GMH Exchange Offer

To hear an explanation of the GM-GMH exchange offer, click on the "I Acknowledge" button below.

THE GM-GMH EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MAY 19, 2000, UNLESS THE GM-GMH EXCHANGE OFFER IS EXTENDED.

An offering of securities of GM is in process in connection with the exchange offer. That prospectus is included in a registration statement on file with the SEC. we urge you to review that prospectus carefully, particularly with respect to the risks and special considerations associated with an investment in GM's class H common stock, before making an investment decision. You can open a copy of the prospectus by clicking on the button on the left. You can also view Frequently Asked Questions by clicking on the FAQs button on the left.

You may call the information agent, Morrow & Co., to ask any questions or to request additional documents at (877) 816-5329 (toll free) in the United States. You may also obtain free copies of other documents publicly filed by GM at the SEC's website at "http://www.sec.gov" or at GM's website at "http://www.gm.com."

This website is intended to provide information regarding the exchange offer to holders of $1 2/3 par value common stock in the United States. This website is not intended for distribution to, or use by any person or entity in any jurisdiction or country where such distribution or use would be contrary t local law or regulation.

This communication shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of

1933, as amended. The SEC does not endorse this offering, nor does any state or other regulatory authority.

This website is for informational purposes only. Further detail is contained in the prospectus and GM's other documents on file with the Securities and Exchange Commission.

This presentation is approximately 19 minutes long.

Morgan Stanley Dean Witter is a service mark of Morgan Stanley Dean Witter & Co. Services are offered through Dean Witter Reynolds Inc., member SIPC.

                    [I acknowledge] [I do not acknowledge]
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

FAQs Screen
-----------

[This screen is accessed by clicking the "FAQs" button.]

                 QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

The page references in the following refer to pages of the prospectus and references to "this document" are to the prospectus.

Q1.  Why did GM choose to conduct the exchange offer?

A1. The exchange offer of up to about $9 billion of Class H common stock is an important element of our overall plan to restructure GM's economic interest in our Hughes subsidiary in order to realize some of the economic value arising from GM's ownership of Hughes. The other element consists of our anticipated contributions of about $7 billion of Class H common stock to certain of our employee benefit plans, which we explain further below in the response to Question 3. Assuming that the exchange offer is fully subscribed and that the contributions to the employee benefit plans are made as anticipated, we will issue a total of about 163,578,276 new shares of Class H common stock, with an aggregate value of about $16 billion, based on the closing trading price of Class H common stock on April 19, 2000.

     We expect that our plan will result in the following benefits to GM and its stockholders:

     . We will use the exchange offer to repurchase a substantial amount of $1 2/3 par value common stock, which we expect will significantly increase the earnings per share attributable to $1 2/3 par value common stock in the future.

     . The contributions to the employee benefit plans will reduce our annual pension expense and other post-retirement employee benefit expense and will strengthen GM's overall financial position.

     . The issuance of additional shares of Class H common stock in connection with these transactions will substantially increase the liquidity of that stock in the market, which we believe will benefit Class H stockholders over time.

Q2.  Is the exchange offer being utilized to separate Hughes from GM?

A2. No. This exchange offer is not a split-off of Hughes from GM. Upon completion of the exchange offer, Hughes will remain a wholly-owned subsidiary of GM. The exchange offer will not affect the business operations of Hughes, and GM's automotive operations will continue to have direct access to the opportunities for strategic synergies with Hughes' rapidly growing communications services businesses. GM currently has no plans or intention to separate Hughes or any of its businesses from GM, whether by means of a spin-off, split-off or any other transaction. However, GM will continue to evaluate what Hughes ownership structure would be optimal for the two companies and GM's stockholders. As a result, GM may determine to pursue any number of future transactions involving Hughes, or no transaction at all.

Q3.  What are the contributions to the employee benefit plans?

A3. We currently plan to contribute a total of about $7 billion of Class H common stock to:

     .  our pension plan for the benefit of our hourly-rate employees; and

     . a dedicated account within our voluntary employees' beneficiary association trust, which was established to fund certain hourly retiree health care and life insurance benefits under some of our welfare plans, and which we sometimes refer to in this document as the "VEBA."

     Our contribution of Class H common stock to the pension plan will reduce our annual pension expense. In addition, our contribution of Class H common stock to the VEBA will reduce our expense relating to other post-retirement employee benefits for our employees. Although we reserve the right to modify the amount or timing of each contribution, or not to make either contribution at all, in the event that our board of directors determines that such a change would be in the best interests of GM and its stockholders, we currently expect to complete these contributions during the second quarter of 2000.


Q4. Will the issuance of Class H common stock in the exchange offer and the contributions to the employee benefit plans dilute the earnings per share attributable to the Class H common stock currently outstanding?

A4. No. These transactions will not dilute the earnings per share attributable to the Class H common stock. GM's Class H common stock is a "tracking stock" to which we allocate a portion of the earnings of our Hughes subsidiary in order to determine earnings per share. The portion of Hughes' earnings allocated to the Class H common stock for this purpose increases proportionately upon the issuance of additional shares of Class H common stock in transactions such as the exchange offer and the proposed contributions to the employee benefit plans. Because the number of shares of Class H common stock and the earnings allocated to such stock will increase proportionately, there will be no dilution or other effect to the earnings per share of Class H common stock.

Q5. How will these transactions affect the allocation of Hughes' earnings between the $1 2/3 par value common stock and the Class H common stock?

A5. Our certificate of incorporation allocates Hughes' earnings between our two classes of common stock based on a fraction that we sometimes refer to in this document as the "Class H fraction." For more information about the Class H fraction and how we allocate Hughes' earnings in order to determine earnings per share, see "Summary--Class H Common Stock" on page 11.

     In order to illustrate the effect of the exchange offer and the contributions to the employee benefit plans on the Class H fraction, we have calculated the Class H fraction based on the number of shares of Class H common stock outstanding as of March 31, 2000 based on certain assumptions as of that date which give effect to the exercise of all outstanding options and the shares of Class H common stock issuable upon conversion of GM's Series H preference stock. Based on the Class H fraction as so calculated, about 38% of Hughes' earnings would have been allocable to the Class H common stock for purposes of determining earnings per share and amounts available for the payment of dividends. The remaining portion of Hughes' earnings, about 62%, would have been allocable to the $1 2/3 par value common stock.

     Giving effect to a fully-subscribed exchange offer, the Class H fraction calculated as of March 31, 2000 as described above would result in the allocation of about 57% of Hughes' earnings to the Class H common stock and the balance of about 43% to the $1 2/3 par value common stock. In addition, assuming that the exchange offer is fully subscribed and that GM completes the contributions to the employee benefit plans as anticipated, the Class H fraction as described above would allocate about 73% of Hughes' earnings to the Class H common stock and the balance of about 27% to the $1 2/3 par value common stock.

Q6.  How will the exchange offer affect me?

A6. The exchange offer will provide you with an opportunity to increase your interest in the financial performance of Hughes by exchanging your shares of $1 2/3 par value common stock for shares of Class H common stock. This exchange will generally be free of any U.S. federal income tax. We explain the tax consequences further below in the response to Question 20. Pursuant to the exchange offer, you may tender some, all or none of your shares of $1 2/3 par value common stock in exchange for shares of Class H common stock. However, you will be affected by the exchange offer whether or not you tender any of your shares of $1 2/3 par value common stock. For more information, see "Risk Factors--Risk Factors Relating to the Exchange Offer--You Will Be Affected by the Exchange Offer Whether or Not You Tender Your Shares of $1 2/3 Par Value Common Stock" on page 22.

Q7.  May I participate in the exchange offer?

A7. You may participate in the exchange offer if you hold shares of $1 2/3 par value common stock and you validly tender your shares during the exchange offer period in a jurisdiction where this exchange offer is permitted under the laws of that jurisdiction.

Q8. How many shares of Class H common stock will I receive for each share of $1 2/3 par value common stock that I tender?

A8. You will receive 1.065 shares of Class H common stock for each share of $1 2/3 par value common stock that you validly tender in the exchange offer that is accepted by GM. We sometimes refer to this number in this document as the "exchange ratio." No fractional shares of Class H common stock will be issued in the exchange offer. Instead, you will be paid cash in exchange for any fractional share.

Q9.  When does the exchange offer expire?

A9. The exchange offer period and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, May 19, 2000, unless GM extends the exchange offer. This date is 20 U.S. business days from April 24, 2000, which is the date on which we commenced the exchange offer. We sometimes refer to this date and time in this document as the "expiration date." You must tender your shares of $1 2/3 par value common stock so that they are received by the exchange agent prior to the expiration date if you wish to participate in the exchange offer.

Q10. How do I tender my shares in the exchange offer?

A10. The procedures you must follow in order to tender your shares of $1 2/3 par value common stock in the exchange offer will depend upon whether you hold your shares of $1 2/3 par value common stock in certificated form, in book-entry form, through a bank or broker or through an employee benefit plan. In addition, you may need to follow certain special procedures if you tender your shares in a jurisdiction other than the United States. For instructions about how to participate in the exchange offer, see "Summary-- Terms of the Exchange Offer--Procedures for Tendering Shares of $1 2/3 Par Value Common Stock" on page 13, "The Exchange Offer--Procedures for Tendering Shares of $1 2/3 Par Value Common Stock" on page 40 and "The Exchange Offer--Special Procedures for Certain Jurisdictions Outside the United States" on page 42.

Q11. Can I tender only a portion of my shares of $1 2/3 par value common stock in the exchange offer?

A11. Yes. This is a voluntary exchange offer, which means that you may tender some, all or none of your shares of $1 2/3 par value common stock in the exchange offer. If you have a stock certificate that represents more than the number of shares of $1 2/3 par value common stock you wish to tender, you may specify on the letter of transmittal how many of your shares of $1 2/3 par value common stock are to be tendered and how many are to be returned to you. Any shares that you are not tendering but that are represented by stock certificates sent in to the exchange agent will be returned to you in book-entry form. For information about book-entry registration, please see our response to Question 21 below. If you own fewer than 100 shares of $1 2/3 par value common stock and wish to take advantage of the preferential treatment of odd-lot shares in the event that the exchange offer is oversubscribed, you must tender all of your shares in the exchange offer. For information on odd-lot shares, see "The Exchange Offer--Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of $1 2/3 Par Value Common Stock" on page 38.

Q12. What should I do if I want to retain my shares of $1 2/3 par value common stock?

A12. Nothing, if you are not tendering any of your shares of $1 2/3 par value common stock in the exchange offer. However, if you are tendering some, but not all, of your shares of $1 2/3 par value common stock in the exchange offer, and the shares you wish to tender are represented by the same stock certificate as shares you wish to retain, you will need to give certain instructions to the exchange agent as provided for in the instructions to the letter of transmittal.

Q13. Can I change my mind after I tender my shares of $1 2/3 par value common stock?

A13. Yes. You may change your mind and withdraw tenders of your shares any time before the exchange offer expires. If you change your mind again, you can retender your shares of $1 2/3 par value common stock by following the tender procedures again prior to the time the exchange offer expires. For information about the procedures for tendering and withdrawing tenders of your shares of $1 2/3 par value common stock, see "The Exchange Offer-- Procedures for Tendering Shares of $1 2/3 Par Value Common Stock" on page 40 and "--Withdrawal Rights" on page 43.

Q14.  Does the exchange offer involve a premium?

A14. Based on the closing trading prices for shares of $1 2/3 par value common stock and Class H common stock on April 19, 2000, the exchange ratio would result in a tendering $1 2/3 par value stockholder receiving shares of Class H common stock with a market value greater than the market value of the shares of $1 2/3 par value common stock tendered. However, the relative trading prices for Class H common stock and $1 2/3 par value common stock will fluctuate over the course of the exchange offer and any premium that you might receive as a tendering $1 2/3 par value stockholder will depend on the prices of shares of $1 2/3 par value common stock and Class H common stock at the time of the closing of the exchange offer. As a result, we cannot predict what the amount of the premium, if any, will be at the closing of the exchange offer or the prices at which shares of Class H common stock or $1 2/3 par value common stock will trade over time.

     You can calculate an indicated premium, expressed as a percentage, based on market values using the following formula:

     (                                                                        )
     (  (Exchange Ratio) x (Price of one share of Class H common stock)  - 1  ) x 100
     (  ---------------------------------------------------------------       )
     (        Price of one share of $1 2/3 par value common stock             )
     (                                                                        )

     For example: Assume a price of $88.50 for a share of $1 2/3 par value common stock and a price of $97.81 for a share of Class H common stock, which were the closing trading prices for shares of $1 2/3 par value common stock and Class H common stock on April 19, 2000. At an exchange ratio of
     1.065 shares of Class H common stock for one share of $1 2/3 par value common stock, the indicated premium would be about 17.7 percent of the $1 2/3 par value common stock share price.


Q15. Are there any conditions to GM's obligation to complete the exchange offer?

A15. Yes. We do not have to complete the exchange offer unless all of the conditions outlined on pages 45 to 47 are satisfied. In particular, there is a condition that at least 28,798,992 shares of the $1 2/3 par value common stock must be tendered in the exchange offer. This means that we will not be obligated to complete the exchange offer unless at least 28,798,992 shares of $1 2/3 par value common stock are tendered so that at least 33.33 percent of the shares of Class H common stock offered pursuant to the exchange offer can be exchanged. We sometimes refer to this condition in this document as the "minimum condition." GM may at any time waive any or all of the conditions to the exchange offer.

Q16. What happens if the minimum condition is not satisfied?

A16. If fewer than 28,798,992 shares of $1 2/3 par value common stock are tendered in the exchange offer, the minimum condition will not be satisfied and we may choose not to complete the exchange offer. If we choose not to complete the exchange offer, we will promptly return any shares of $1 2/3 par value common stock that may have been tendered to us. In addition, if we choose not to complete the exchange offer, we will reevaluate our current plan with respect to realizing some of the economic value arising from our ownership of Hughes.

Q17. What happens if the minimum condition is satisfied, but less than 86,396,977 shares of $1 2/3 par value common stock are tendered?

A17. If the minimum condition is satisfied and all of the other conditions to the exchange offer have been satisfied or waived, GM would be obligated to complete the exchange offer as described in this document. Under these circumstances, the exchange offer would not be fully subscribed and, as a result, we would issue fewer shares of Class H common stock than we would have if more shares of $1 2/3 par value common stock had been validly tendered.

Q18. What happens if more than 86,396,977 shares of $1 2/3 par value common stock are tendered?

A18. If more than 86,396,977 shares of $1 2/3 par value common stock are tendered in the exchange offer, all shares of $1 2/3 par value common stock that are validly tendered will be accepted for exchange on a pro rata basis. However, tenders by persons who own fewer than 100 shares of $1 2/3 par value common stock, which are sometimes referred to as "odd-lots," who tender all of the shares they own will not be subject to proration and will be accepted in full. Shares you own in a GM or GM affiliated savings plan are not eligible for the preferential treatment that odd-lot holders will receive. Proration will be based on the number of shares of $1 2/3 par value common stock that each $1 2/3 par value stockholder has tendered in the exchange offer, and not on that stockholder's aggregate ownership of $1 2/3 par value common stock. Any shares not accepted for exchange as a result of proration will be returned to tendering $1 2/3 par value stockholders in book-entry form.

Q19. What happens if GM declares a quarterly dividend on $1 2/3 par value common stock during the exchange period and I have previously tendered my shares?

A19. If a dividend is declared with a record date before the completion of the exchange offer, you will be entitled to that dividend even if you have previously tendered your shares. Tendering your shares of $1 2/3 par value common stock in the exchange offer is not a sale or transfer of the shares until they are accepted by GM for exchange upon completion of the exchange offer.

Q20. Will I be taxed on the shares of Class H common stock that I receive in the exchange offer?

A20. We currently anticipate receiving a tax opinion from Kirkland & Ellis to the effect that, for U.S. federal income tax purposes, the exchange of Class H common stock for $1 2/3 par value common stock pursuant to the exchange offer will be tax-free to GM and, except in connection with cash received instead of fractional shares, to $1 2/3 par value stockholders who participate in the exchange offer. We have conditioned our obligation to complete the exchange offer on our receipt of this opinion. The tax opinion will not address state, local or foreign tax consequences that may be applicable to $1 2/3 par value stockholders who participate in the exchange offer. We describe certain material tax considerations at "Material U.S. Federal Income Tax Consequences" on page 136. We also summarize the tax consequences of the exchange offer for individual $1 2/3 par value stockholders in certain foreign jurisdictions at "The Exchange Offer-- Certain Matters Relating to Foreign Jurisdictions--Income Tax Consequences in Certain Foreign Jurisdictions" on page 52. You should consult your tax advisor as to the particular tax consequences to you of your participation in the exchange offer.

Q21. How does book-entry registration work?

A21. Both Class H common stock and $1 2/3 par value common stock are registered in book-entry form through the direct registration system administered by GM's stock transfer agent and registrar, Fleet National Bank. Under this system, unless a stockholder requests a stock certificate representing his or her shares, ownership of Class H common stock and $1 2/3 par value common stock is represented by account statements periodically distributed to stockholders by Fleet, who holds the book-entry shares on behalf of stockholders. For more information about book-entry registration, see "The Exchange Offer--Book-Entry Accounts" on page 44.

Q22. Who should I call if I have questions or want copies of additional documents?

A22. You may call the information agent, Morrow, to ask any questions or to request additional documents at (877) 816-5329 (toll free) in the United States or at (212) 754-8000 (collect) elsewhere. You may also obtain free copies of other documents publicly filed by GM at the SEC's website at "http://www.sec.gov" or at GM's website at "http://www.gm.com." See "Where You Can Find More Information" on page 140.

Who is Speaking Screen
----------------------
[This screen is accessed by clicking the "Who is Speaking" button.]

Michael T. Smith
Chairman and Chief Executive Officer
Hughes Electronics Corporation

Biography - 4/2000
Corporate Communications
Hughes Electronics Corporation
P.O. Box 956
El Segundo, CA  90245-0956
(310) 662-9670

[Picture of Mr. Smith]

Michael T. Smith is chairman of the board and chief executive officer of Hughes Electronics Corporation. He was elected to these positions in October 1997.

Previously, he had been vice chairman of Hughes Electronics and chairman of Hughes Aircraft Company responsible for the aerospace, defense electronics and information systems businesses of Hughes Electronics. (This Hughes defense business was spun off and merged with the Raytheon Company in December 1997.)

Mr. Smith joined Hughes Electronics in 1985, the year the company was formed, as senior vice president and chief financial officer after spending nearly 20 years with General Motors in a variety of financial management positions. Hughes Electronics was formed after General Motors acquired Hughes Aircraft Company. In 1992, he was elected vice chairman of Hughes Electronics and chairman of Hughes Missile Systems Company, a subsidiary composed of the former General Dynamics missile operations, acquired by Hughes in 1992, and the former Hughes Missile Systems Group. In 1995 he was elected chairman of Hughes Aircraft Company.

Mr. Smith is a member of the board of directors of Alliant Techsystems, Inc. (an NYSE listed Company). He is also chairman of the board of directors of PanAmSat Corporation, 81 percent owned by Hughes Electronics and listed on the NASDAQ. Mr. Smith is the former chairman of the Aerospace Industries Association, an industry trade organization, is a member of the board of directors of the Los Angeles World Affairs Council, and is a charter member of the Electronic Industries Foundation Leadership Council. He also serves as a trustee of the Keck Graduate Institute of Applied Life Sciences at the Claremont Colleges in California and is a trustee of Providence College, Providence, RI.

Mr. Smith was born October 5, 1943, in Worcester, Mass. He received his bachelor's degree in political science at Providence College and obtained an MBA from Babson College in 1971. He was awarded an honorary doctor of laws degree from Pepperdine University. He served as an officer in the U.S. Army, including a combat tour in Vietnam.

Ms. Roxanne S. Austin
Corporate Senior Vice President and
Chief Financial Officer
Hughes Electronics Corporation

Biography-4/2000
Corporate Communications
Hughes Electronics Corporation
P.O. Box 956
El Segundo, CA 90245-0956
(310) 662-9670

[Picture of Ms. Austin]

Ms. Roxanne S. Austin is corporate senior vice president and CFO for Hughes Electronics Corporation. She was promoted to this position in June of 1997. She is a member of the Hughes Electronics executive committee and also serves as a member of the Management Committee.

Presently, Ms. Austin oversees all company-wide financial activities, including treasury, risk management, investor relations, financial accounting and reporting, tax planning and compliance, business planning, financial management information services, internal audit and investment management of employee benefit plans. In 1997, Ms. Austin was named to the board of directors of Galaxy Latin America, a partnership of Hughes and leading telecommunications companies based in Latin America. Galaxy Latin America delivers direct-to-home satellite television to Latin America and the Caribbean. In 1998, Ms. Austin was elected to the board of directors of PanAmSat Corporation, a NASDAQ-traded satellite services company in which Hughes holds a majority interest.

Prior to assuming her current position, Ms. Austin has served as the company's vice president and treasurer, chief accounting officer and controller.

Ms. Austin came to Hughes Electronics in 1993 from the international accounting and consulting firm of Deloitte & Touche, where, as a partner, she was a firm-designated specialist in aerospace and defense and had firm-wide responsibility for many industry activities. She served such companies as Hughes Electronics, Rockwell, Honeywell and Northrop in a variety of supervisory and consulting roles.

Ms. Austin was designated by Deloitte & Touche as a specialist in the area of mergers and acquisitions. She has extensive experience in all phases of the acquisition and disposition process and assisted various companies in numerous financial and strategic transactions.

Born January 5, 1961, in Calico Rock, Arkansas, Ms. Austin received her B.B.A. in accounting, summa cum laude, from the University of Texas at San Antonio in 1982. She is a member of the Financial Executives Institute, the Los Angeles Treasurers' Club and the American Institute of Certified Public Accountants.

She serves on the board of trustees of the California Science Center, and is a past board member of Volunteers of America and past chair of its program committee. She resides in Palos Verdes Estates, Calif.

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

Audio With Slides Screen
------------------------
[Script and presentation follow]

[Box with picture of Michael T. Smith, Chairman, CEO and, subsequently, picture of Roxanne S. Austin]

Audio Without Slides Screen
---------------------------
[Box with picture of Michael T. Smith, Chairman, CEO and, subsequently, picture of Roxanne S. Austin]

[Script follows]

The following is a graphic description of the slides which appear on the "Audio with Slides" screen of the preceding website and a script of the audio portion of the presentation which is available on both the "Audio with Slides" screen and the "Audio without Slides" screen of the preceding website:


Graphic Description of Slide 1:


                                                          [PICTURE OF SATELLITE]

                                Exchange Offer
                                   Roadshow

                                 [Hughes Logo]

                                   May 2000


[PICTURE OF SATELLITE DISH]

Graphic Description of Slide 2:


                             Cautionary Statement

The use of the words "Expect," "Anticipate," "Estimate," "Project" and similar expressions are intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe that they are reasonable, actual results may differ materially due to important factors including those described in Hughes' and GM's SEC filings. In this regard, you should consider carefully each of the risks and uncertainties set forth in the Prospectus in the sections entitled "Risk Factors" and "Disclosure Regarding Forward-Looking Statements."


GM urges holders of GM $1-2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus and other documents filed by General Motors at the SEC's website www.sec.gov, at General Motors' website at www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy. (MC480-000-FC1), Madison Heights, Michigan 48071, telephone: (313) 667-1500, menu option #2. This communication shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporate Communications at (212) 418-6380.


                                                                  [Hughes  Logo]

Graphic Description of Slide 3:

                           Summary of Exchange Offer

Shares Accepted for Tender        GM $1 2/3 Par Value Common Stock
Shares to be Distributed          GM Class H Common Stock
Size of Exchange                  Up to 92,012,781 shares of Class H Stock
Minimum Condition for Exchange    At least 28,798,992 shares of $1 2/3 Par Value
                                  Common Stock
Exchange Ratio                    1.065
Premium to GM $1 2/3*             17.7%
Exchange Offer Expiration         Midnight EDT, Friday, May 19, 2000
                                  (Unless Extended by GM)
Dealer Manager                    Morgan Stanley Dean Witter
Hughes' Marketing Manager         Salomon Smith Barney

*Based on closing trading prices of GM Class H Common Stock and GM $1 2/3 Par Value Common Stock as of April 19, 2000.

                                                                  [Hughes  Logo]

Graphic Description of Slide 4:

                                    Agenda

                      Michael T. Smith, Chairman and CEO

                               Vision & Strategy
                               Consumer Services
                              Enterprise Services

                  Roxanne S. Austin, Chief Financial Officer
                              Financial Overview


                                                                  [Hughes  Logo]

Graphic Description of Slide 5:

                             Investment Highlights

                      [banner] Accelerating EBITDA Growth

 .  Focused on High-Value Service Businesses in Rapidly Growing Markets

 .  Leader in Each Core Business

 .  DIRECTV: World's Leading Digital Multi-channel Entertainment Provider

 .  Management Team with Proven Track Record of Value Creation

                                                                  [Hughes  Logo]

Graphic Description of Slide 6:



                            The Hughes Organization

                                 [Hughes logo]

                             1999 Revenues = $5.6B

[Banner] Consumer Services               Enterprise Services
[DIRECTV logo]           [PanAmSat logo]               [Hughes Network
                                                       Systems logo]
 . United States          . Global Satellite Services   . Private Business Networks
 . Latin America            for:                          (VSATs)
 . Minority Stakes:         - Video                     . DIRECTV Systems
  - Japan                  - Internet / Data           . Systems / Software
  - Spain                  - Telephone                   Development:
 . Consumer Marketing of                                     - DirecPC / AOL
  DirecPC and Other                                         - Set-Top Receivers
  Broadband Services                                        - Wireless Broadband
                                                              Equipment

1999 Revenues = $3.8 B*    1999 Revenues=$0.8B*  1999 Revenues=$1.4B*

                      *Excludes Intercompany Eliminations

Graphic Description of Slide 7:

                            Hughes Vision is Simple

#1 or #2 U.S. Multi-channel
Provider [text in box]                                         To Be the Premier Global
                                 Lead Worldwide Shift to       Provider of Integrated
#1 Global Satellite Services     Digital Communications        Entertainment and Information
Provider [text in box]           [text within right pointed    Products and Services
                                 arrow diagram]                [text in box]
#1 Global Satellite Broadband
Provider [text in box]

                                                                   [Hughes Logo]

Graphic Description of Slide 8:

                      DBS Subscriber and Revenue Forecast

                              U.S. Market [banner]

     [Bar chart showing industry Revenues ($B) increasing from the year 1999 to the year 2005. Above the top of the bars, a line depicts the number of Subscribers (M) increasing from the year 1999 to the year 2005.]


Source: Average of Analyst Estimates
                                                                  [Hughes Logo]

Graphic Description of Slide 9:


                      Broadband Satellite Service Forecast

                          [banner] Worldwide Revenues

     [Bar chart showing Consumer and Enterprise industry revenues in billions for the years 2000, 2002, 2004, 2006 and 2008. For each year, a bar depicts Enterprise industry revenues in one color stacked on top of Consumer industry revenues in another color.]

Source: Pioneer Consulting, "Next Generation Broadband Satellite Networks"


                                                                   [Hughes Logo]

Graphic Description of Slide 10:

                          Hughes Multimedia Services

Television                            Personal Computer

[Television graphic    DirecDuo                          [Personal Computer
showing AOL TV and     [text in 2 sided arrow]           Graphic with AOL screen
football game]                                           on the monitor]

                              Broadband Timeline

             [logos below contained within a right pointed arrow]

[DirecPC logo]     [AOL Plus logo]     [DirecPC            [Hughes
                   [AOL TV logo]       Two-Way logo]       Spaceway logo]

1997                                2000                   2003

Graphic Description of Slide 11:

                               Consumer Services
                                 DIRECTV U.S.

                    [banner] Accelerating Subscriber Growth

                                             . Record Growth - Up 33%
              Subscriber Growth*             . Local Channels
                                             . Lower Equipment Costs
[Bar chart showing DirecTV subscriber        . Critical Mass - Word of Mouth
growth by quarter for 1998, 1999 and the     . Differentiated Programming
first quarter of 2000]                       . Broadest Distribution Channels
                                               - Consumer Electronics Retailers
* Excludes PRIMESTAR conversions               - PRIMESTAR
                                               - Telephone Companies
    U.S. Direct-to-Home Subscribers
         (As of March 31, 2000)

[Pie chart showing Echostar and DirecTV
subscriber shares as of March 31, 2000.
8.3M DIRECTV subscribers are indicated.]


                                                                 [Hughes Logo]

Graphic Description of Slide 12:

                               Consumer Services
                                 DIRECTV U.S.

                  [banner] Increasing Revenue Per Subscriber

- Highest in U.S. Multi-channel Industry     Average Monthly Revenue
- Growth Drivers                             Per Subscriber
  - Premium Packages
  - Exclusive Sports                         Bar chart showing Average Monthly
  - Pay per view / Special Events            Revenue Per Subscriber from
                                             1995 -1999* as follows:

Titanic movie graphic                        1995:  $39
                                             1996:  $45
Logos of NBA League Pass,                    1997:  $45
NFL Sunday Ticket, NHL Center                1998:  $46
Ice, MLB Extra Innings                       1999:  $58*

Concert singer graphic                       *Includes premium programming
                                             acquired through USSB

                                                                [Hughes Logo]

Graphic Description of Slide 13:

                               Consumer Services

                         DIRECTV U.S. - 2000 and Beyond


          Growing                      Increasing Revenue
      Subscriber Base                    Per Subscriber

[Bar chart depicting total
subscribers by year from               Local Channels
1996 to 2000 as follows:             [logos of ABC, CBS,            Accelerated
                                         NBC, Fox]                  EBITDA
1996:  2.3M                 [Plus                         [Equals   Growth
1997:  3.3M                 sign]                         sign]     [text within
1998:  4.5M                         Interactive Services            starburst]
1999*: 8.0M                           [logos of AOLTV,
2000*: Estimated 9.5-10M]              TiVo and Wink]

Total Subscribers

* Includes "PRIMESTAR By
DIRECTV" Subscribers

                                                                   [Hughes Logo]




                               Consumer Services

                      DirecTV U.S. - Interactive Services

                            [banner] DIRECTV - Wink


             [A television with a picture of a woman in front of a
                weather map.  Two Icons are on the bottom right:
            "Exit" and "New City". On the bottom left is a three day
        weather forecast. In the middle are the words "Cincinnati, OH"]


                                                                   [Hughes logo]



                               Consumer Services

                      DirecTV U.S. - Interactive Services

                    [banner] DIRECTV - TiVo Combination Box


                   [A television with a menu. The headline is
               "Now Showing on TiVo".  Down the left side of the
           viewing screen is a list of television programs. Opposite
                            on the right are dates]



                               Consumer Services

                      DirecTV U.S. - Interactive Services

                           [banner] DIRECTV - AOL TV


           [A television with a menu down the left side superimposed
                      over the picture of a football game]

Graphic Description of Slide 14:

                               Consumer Services
                             DIRECTV Latin America

                   [banner] Restructured to Accelerate Growth

 . 909K Subscribers in 27 Countries      Bar Chart depicting Net Subscribers
                                        by quarter for 1998, 1999 and the
                                        first quarter of 2000
 . $34 Monthly Revenue per Subscriber
 . Operating Control in Mexico and
  Brazil
 . Exclusive Programming                 Pie chart title Subscribers by
  [logos of HBO Ole and Disney]         Country (YE 1999): Brazil 41%,
 . New Interactive Services              Mexico 18%, Venezuela 16%
                                        Argentina 14%, Other 11%

                                                                   [Hughes Logo]

Graphic Description of Slide 15:

                              Enterprise Services
                                    PanAmSat

Distributes Cable                                         Provides Internet
And Broadcast TV                                          Access to ISPs in
Programming to Over                                       Nearly 50 Countries
125 Million                                               [text in box]
Households
[text in box]
                        [graphic of earth surrounded
                        by satellites (which represent
                        PanAmSat's currently
                        Operating in orbit satellites) and
                        small boxes (which represent
                        the orbital slots held by
                        PanAmSat and Hughes)]

Delivers More than 500                                    Provides Satellite
Direct-to-Home TV                                         Services to More Than
Channels Worldwide                                        35 Telecom Carriers
[text in box]                                             [text in box]

Graphic Description of Slide 16:


                              Enterprise Services
                                    PanAmSat

                  [banner] Largest Commercial Satellite Fleet

1999 Revenues = $0.8B
Pie Chart with revenue breakdown:     . 21 Satellites Today Growing to 24 by Year End
Telecom Services 23%, Direct-to-      . Blue-Chip Global Customer Base
Home 23%, Video Broadcast 45%,          with Long Term Contracts
Other 9%                              . EBITDA Margins [approx.] 70%
                                      . $6.1B Backlog

Bar chart title "Satellites in
Orbit" showing 17 in 1997, 19 in 1998
20 in 1999, estimated 24 in 2000

                                                                   [Hughes Logo]

Graphic Description of Slide 17:

                              Enterprise Services
                        PanAmSat - New Internet Strategy

                  [banner] Transforms the Internet Experience

 . Global Satellite-Based Overlay to the Terrestrial       [Net 36 logo]
  Network
 . Utilizes Existing PanAmSat Satellite Capacity           [graphic of satellite]
 . Delivers Content to Servers on the "Edge" of
  the Internet
 . Scalable, Consumption-Based Business Model
 . Ka-band, Expansion for Future Growth

Graphic Description of Slide 18:


                              Enterprise Services
                             Hughes Network Systems

          [banner] #1 Satellite-Based Business Communications Provider

1999 VSAT Revenues = $0.5B      [logos of ARCO, Ford, GM, Blockbuster, Chevron
                                Wal-Mart, Kmart, Mobil, BMW, Circuit City in box
[Pie Chart: Equipment $0.3B,                           on right half of page]
Services $0.2B]

[Bar Chart titled Cumulative
VSATs Under Contract (Numbers in Thousands)
     1994: 20    1997: 180
     1995: 60    1998: 240
     1996: 140   1999: 300]

Graphic Description of Slide 19:


                              Enterprise Services
                             Hughes Network System

                 [banner] Leading Hughes' Broadband Development

 . Leading-Edge Systems Technology             [graphic of DirecDuo
 . Record Production of DirecTV Systems        system in box]
 . Initial Shipments of Broadband Wireless
    Equipment to Winstar and Teligent         [bar chart title: DIRECTV
 . Developing SPACEWAY System                  System Production
                                              1997: 142K
                                              1998: 654K
                                              1999: 2.1M
                                              2000: 3M-4M estimated]

Graphic Description of Slide 20:


                          Hughes Financial Performance

                               [banner] Revenues

     [Stacked bar chart showing DIRECTV as an increasing portion of Hughes' revenues from 1995 - 1999. DIRECTV on bottom of each bar.]


                                                                [Hughes Logo]

Graphic Description of Slide 21:


                          Hughes Financial Performance

                                [banner] EBITDA

     [Stacked bar chart showing DIRECTV EBITDA losses from 1995 - 1999 and Hughes total EBITDA from 1995 - 1999 (1999 bar depicts what total EBITDA would have been excluding the $272M write off attributable to the discontinuation of narrowband wireless businesses)]


                                                                   [Hughes Logo]

Graphic Description of Slide 22:


                               Investment Summary

     [Bar chart showing Equity/Other*, Satellite Expenditures, and General Capital components of investments from 1997-2000 (estimated)]

     * Excludes Mergers & Acquisitions Related to PanAmSat ($3B in 1997), USSB ($1.6B in 1999) and PRIMESTAR ($1.8B in 1999)


                                                                 [Hughes Logo]

Graphic Description of Slide 23:



                              Accelerating Growth


                                         Growth Driven By DirecTV
                                         [text in multi-pointed star]

EBITDA
[text in upward pointed arrow]

                                                                 [Hughes Logo]

Graphic Description of Slide 24:


                                  DIRECTV U.S.

                           [banner] Financial Metrics

 . Acquisition Cost [approx.] $450-500    [area chart indicating a notional
  per Subscriber                         representation of Revenues, EBITDA,
 . Gross Margin [approx.] 50%             Variable Costs, and Selling/ G&A]
 . Average Payback [approx.] 18 months
 . Subscriber IRR [approx.] 70%


                                                                   [Hughes Logo]

Graphic Description of Slide 25:

                                                          [PICTURE OF SATELLITE]


                              [large Hughes logo]



[PICTURE OF SATELLITE DISH]

Transcript of Commentary for Slides 1-3:

(Brian Agnew)
     Hello, my name is Brian Agnew from Morgan Stanley Dean Witter. It is our pleasure to join you today to discuss the GM-GMH exchange offer. Joining us today are Michael Smith, Chairman and Chief Executive of Hughes Electronics, and Roxanne Austin, the Chief Financial Officer. At this time, it is my great pleasure to turn the podium over to Michael Smith. Michael, good morning.

Transcript of Slide 4 Commentary:

(Mike Smith)

 .  Thank you and thank you for your interest in Hughes and the General Motors
   Exchange Offer.

 . I'm Mike Smith, Chairman and CEO of Hughes, and I'm pleased to have this opportunity to tell you about the exciting and powerful things that we're working on at Hughes--and to show you why we think this exchange offer is an outstanding opportunity for you to benefit from the dynamic growth in both our company, and the markets in which we operate.

Transcript of Slide 5 Commentary:

 . During the last 3 years, we have transformed Hughes from a technology driven manufacturing based business into a high-value communications service business with accelerating EBITDA growth.

   ..  We are a leader in each of our core businesses.

   .. Our value is driven primarily by our U.S. DIRECTV business. It is the third largest entertainment provider in the United States -- and the leading digital entertainment provider in the world.

   .. Finally, our management team has a proven track record and has made the tough choices to transform the business...primarily to create value for our shareholders.

Transcript of Slide 6 Commentary:

 .  For those of you who don't know us, our company generated nearly $6 billion in revenues last year -- a 54 percent increase over 1998 revenues.

 . We're now structured to attack our two major markets--consumer and enterprise. We are no longer driven by technology or products.

 . Our Consumer Services include DIRECTV and the marketing of DirecPC, our high-speed satellite Internet service.

   .. In 1999, our direct-to-home businesses generated nearly $4 billion in revenues.

       ... It serves more than 8.3 million customers in the United States and more than 900,000 customers in Latin America.

 . Our Enterprise Services includes PanAmSat -- 81% owned by Hughes and publicly traded on the NASDAQ. It provides global satellite services for cable, network television, Internet and telephone providers.

 . Looking at Hughes Network Systems, it is the world's leading provider of satellite-based private business networks.

   .. HNS is also one of the leading manufacturers of DIRECTV receiving equipment, and is our technology well spring.

       ... It leads systems development for our broadband businesses, including DirecPC, DIRECTV, broadband equipment, and Spaceway.

 . Together, these two businesses generated about $2.2 billion of revenues in 1999.

Transcript of Slide 7 Commentary:

 .  We have adopted a simple but powerful vision:

   .. That is, to be the premier global provider of integrated entertainment and information products and services.

 . To do this, we will lead the global shift towards digital communications as we become:

   .. One of the top two multichannel entertainment providers in the United States -- a goal which is well within our reach.

   .. We will be the leader in providing global satellite services, as well as;

   .. The world's number-one provider of global satellite-based broadband services.

 . Now I'd like to share with you a few reasons why we are so enthusiastic about Hughes' future, and why we feel so strongly about our ability to achieve this vision.

 .  Let's start with a quick look at our markets.

Transcript of Slide 8 Commentary:

 . In the United States, the direct-to-home market, is expected to continue its significant growth.

 . Wall Street analysts expect revenues to nearly triple by 2005 as the industry approaches 25 million subscribers.

Transcript of Slide 9 Commentary:

 . In the global broadband satellite service markets, the industry is anticipating even faster growth--in both consumer and enterprise applications.

 . In fact, current estimates predict the market will reach nearly $40 billion by 2008--that's an 8-year compound annual growth rate of more than 50 percent.

Transcript of Slide 10 Commentary:

 . With our extensive--and growing--customer base and market leading positions, Hughes is well-positioned to benefit from this growth.

 . Hughes is also in a prime position to benefit from the convergence of the television, the Internet and the computer.

 . DirecDuo already provides us with a single-dish solution to provide both television and Internet services. And that is just the beginning.

 . In the summer of this year, we will launch the "AOL Plus Powered by DirecPC" broadband Internet service.

   .. It will be the only broadband service available nationwide, and will have the power of the AOL brand behind it.

   .. Late this year, we will also begin offering a DirecPC system that sends and receives data two-way via satellite, unlike today's system, which uses an expensive phone-line return.

 . The subscribers of DIRECTV, DirecPC and DirecDuo will provide us with an excellent customer base for the expanded service when we are able to offer when we launch our new Spaceway system when launched in 2003.

   .. Spaceway is an even faster, two-way capability that will allow us to open the door to a new level of interactivity.

 . Now let's look at our core businesses in more detail. And I'll start with our Consumer Services.

Transcript of Slide 11 Commentary:

 .  The keystone of our Consumer services is our U.S. DIRECTV business.

 . In 1999, DIRECTV continued its record subscriber growth, adding over 1.6 million high-power subscribers--a 39% increase over 1998, which also was a record year.

 .  Our first quarter 2000 numbers show that our momentum remains strong.

 .  We now have more than 8.3 million customers. In fact, 1 out of every 12
   U.S. television households now has DIRECTV.

 . Our growth is being driven by a variety of factors. We now have the ability to provide local channels in 23 markets; we're seeing lower equipment costs; we have new distribution channels; and we offer entertainment that consumers simply cannot find anywhere else.

   .. DIRECTV is especially differentiated by its sports packages--such as the NFL Sunday Ticket--and its original programming and special pay-per-view events.

Transcript of Slide 12 Commentary:

 . In addition to strong subscriber growth, we're also continuing to grow our monthly revenue per subscriber.

 .  The average monthly revenue for our high-power subscribers is now at about
   $58--the highest in the multi-channel industry.

   .. Revenue per subscriber is driven by our premium packages--where more than 50% of our subscribers choose pay TV movie channels such as HBO, Showtime, Starz and Encore. Also contributing to our revenue growth is our exclusive sports, and vast selection of pay-per-view movies and events.

Transcript of Slide 13 Commentary:

 . As we look at 2000, we expect to add more subscribers this year than in 1999, while establishing yet another record year's performance.

   .. In fact, we expect to end this year with between 9.5 to 10 million subscribers.

 . We also expect to increase our revenue per subscriber even further as we provide local channels and interactive services.

   .. In those cities where we offer local channels over the satellite, we're already seeing over 50% of new subscribers sign-up for our local package.

   .. Our initial interactive services will come online as early as next quarter.

       ... Wink services which can give you the ability to turn on a channel like CNN--and get the equivalent of a web site with data relating to the newscast or special report you're watching.

       ... TiVo incorporates a variety of innovations, including time-shifting --which will give you tools like up to 30 hours of recording capacity--plus the ability to pause or rewind live television or a pay-per-view movie--and then fast-forward so you can catch up to where you left off.

       ... We're also launching AOL TV, a new interactive service that makes television-focused AOL programming and community services available side-by-side with DIRECTV.

 . As a result of the continued growth in both subscribers and revenue per subscriber, we expect to see significant acceleration in DIRECTV EBITDA over the next several years.

Transcript of Slide 14 Commentary:

 . Now let's review our Latin American DIRECTV business, where we've really turned the corner.

   .. In Latin America, the DIRECTV service is provided by Galaxy Latin America, a company which is 78 percent owned by Hughes.

   .. GLA, as it is known, serves more than 909,000 customers in 27 countries, making DIRECTV the leading direct-to-home service in the region.

   ..  The service generates average monthly revenue per subscriber of about
       $34.

 . In 1999, GLA added 321,000 net new subscribers--a 74 percent increase over 1998.

   .. This year, growth in Brazil and Argentina drove GLA to a record first quarter in which they gained 105,000 net new subscribers--a 50 percent increase over the first quarter of 1999.

 . To keep our growth going, we're aggressively pursuing new subscribers, key programming and new interactive services.

   .. For example, DIRECTV is the exclusive provider of HBO Ole and Disney in several countries throughout the region.

   .. In addition, we recently announced an agreement with OpenTV to provide new interactive services throughout Latin America--including electronic programming guides, weather, games, banking--all beginning in the second half of 2000.

Transcript of Slide 15 Commentary:

 . Turning now to our Enterprise services, PanAmSat's global satellite fleet covers virtually the entire world's population, with the greatest concentration in the Americas.

 .  Today, PanAmSat has four main business areas:

   .. Its core business is the distribution of cable and broadcast television programming for the world's leading entertainment companies.

   .. In its fastest-growing part of the business, PanAmSat provides a link to the United States Internet backbone for Internet Service Providers, or ISPs, in nearly 50 countries.

   .. PanAmSat also provides services to more than 35 telecommunications carriers--among them our own Hughes Network Systems--for corporate networks, and even telephone service.

   .. Finally, PanAmSat satellites serve as the platform for Direct-to-Home services in Latin America, South Africa and Taiwan.

Transcript of Slide 16 Commentary:

 . With 21 satellites in orbit today, PanAmSat is the world's largest commercial provider of satellite services.

 . Demand for satellite services continues to outpace supply in many regions of the world, so we are growing our fleet to 24 satellites by the end of this year.

 . PanAmSat has long-term contracts with blue-chip customers, including companies such as Time Warner, Disney/ABC and Viacom.

 . It generates EBITDA margins of around 70 percent, and has a backlog worth about $6.1 billion.

Transcript of Slide 17 Commentary:

 . In late March, PanAmSat introduced a new service that we believe will transform the Internet experience--for users and service providers alike.

 . NET 36 is a global satellite-based overlay to the terrestrial Internet. It uses existing PanAmSat satellite capacity and, initially, more than a thousand Internet servers to bypass terrestrial points of congestion and provide faster Internet service.

 . Key customers will be media and entertainment firms--the very companies with whom PanAmSat currently has strong relationships.

 . In addition, NET 36 has a different business model than the rest of PanAmSat's businesses. Rather than charging a customer a fixed amount for transponder capacity, customers will be charged according to the amount of content delivered and content consumed.

   .. Thus NET/36 has the opportunity to generate significantly more revenues and profits per transponder.

Transcript of Slide 18 Commentary:

 .  The other portion of our Enterprise Services is Hughes Network Systems, or
   HNS.

 . HNS is the world's leading provider of satellite-based private business networks, with more than 50 percent of the market in very small aperture terminals--or VSATs.

   .. Our customers include many Fortune 500 companies. Go to virtually all American gasoline stations, car dealerships, major national retailers and you will find a Hughes-built VSAT on top of the building.

       ... These networks provide critical services such as point-of-purchase inventory, credit card verification, and broadcast data and video communications.

Transcript of Slide 19 Commentary:

 . HNS is also one of the world's leading producers of DIRECTV systems. It increased production from just over 650,000 shipped in 1998 to more than 2 million boxes shipped in 1999.

 .  And we expect to ship 3 to 4 million boxes in the year 2000.

 . Finally, HNS is leading the development of our Spaceway system, which will provide next-generation broadband services to both consumers and businesses.

 . Now Roxanne Austin, our chief financial officer, will discuss Hughes' financial performance.

 .  Roxanne?

Transcript of Slide 20 Commentary:

(Roxanne Austin)

 .  Thank you Mike.

 . I'd like to start with a look at the historical performance of our current businesses--DIRECTV, PanAmSat and Hughes Network Systems.

   ..  We have enjoyed impressive revenue growth, driven primarily by DIRECTV.

   .. In fact, from 1995 to 1999, the top line annual growth rate was over 37 percent--driven by DIRECTV revenues, which have doubled every year since its inception.

Transcript of Slide 21 Commentary:

 .  Now, let's take a look at our EBITDA performance.

   .. For most of the years presented, DIRECTV was in an investment phase and had negative EBITDA.

   .. Thus, EBITDA growth was largely due to the Galaxy and PanAmSat merger in 1997, as well as the expansion of PanAmSat's satellite fleet. Keep in mind that PanAmSat achieves EBITDA margins of around 70 percent.

Transcript of Slide 22 Commentary:

 . Now, achieving this kind of growth has, of course, required significant commitment and investment on our part.

 . The investments that we've made position Hughes to capture a significant share of the rapidly expanding markets that Mike shared with you earlier.

 . As you would expect, the majority of these investments are being made to drive the growth of our service businesses--particularly DIRECTV and PanAmSat.

 . All told, we'll be investing more than $2 billion dollars this year to further grow our businesses--and put us in a position to continue generating significant shareholder value.

 .  So what does all of this mean for Hughes going forward?

Transcript of Slide 23 Commentary:

 . Over the next several years, we expect to show solid double-digit revenue growth.

 . More importantly, we expect our EBITDA growth to be even greater than our revenue growth, as it is driven by the significant operating leverages in our core businesses.

 . And in both cases, the majority of the growth will be delivered by our DIRECTV businesses.

 .  Let's take a look at some of the key DIRECTV business metrics.

Transcript of Slide 24 Commentary:

 .  Today, we invest about $500 to acquire each new U.S. DIRECTV subscriber.
   We expect to reduce this number by around $50 by the end of the year.

 .  The gross margins average around 50 percent.

 . Now, these metrics, along with our monthly revenue of $58 per subscriber, result in an average payback of only 18 months per subscriber, and an internal rate of return of some 70 percent for each new incremental subscriber.

 . Because of DIRECTV's very favorable operating leverage, our EBITDA is expected to continue to rise.

   .. In other words, as our customer base continues to grow, selling and marketing, and general and administrative expenses are spread over the larger revenue base. Thus operating expenses are steadily decreasing as a percentage of revenues.

 . It is this DIRECTV EBITDA growth which will be the primary driver of Hughes' overall EBITDA growth.

Transcript of Slide 25 Commentary:

 . That concludes our presentation. I hope that we have given you an understanding of why we believe Hughes represents a unique and powerful investment opportunity - one with accelerating EBITDA.

   .. Our markets are strong; our businesses have leadership positions; and we believe strongly that our focus on high-value, high-growth service businesses is making Hughes--and its shareholders--is taking us all to a new level of excellence.

 .  Thank you for your time and attention.


                                   * * * * *

The following information is available on the Internet.

MORGAN STANLEY DEAN WITTER Roadshow LINK
[Sign on] [New User] [Update Account] [Help]

Acrobat Reader [text included on button which leads to a different screen when
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You have now left the website you were previously viewing and have been transported to an independent website.

This website includes information relating to General Motors' offer to exchange shares of its Class H common stock for shares of its $1-2/3 par value common stock, which is referred to as the "exchange offer," and to GM's Hughes Electronics Corporation subsidiary. Neither General Motors nor any other person is making or will make any offer to sell, or solicitation to buy, any securities in connection with the exchange offer in any state or other jurisdiction where such an offer or sale is unlawful.

An offering of securities of GM is in process in connection with the exchange offer, but is made only by the prospectus relating to the exchange offer. That prospectus is included in a registration statement on file with the SEC. We urge you to review that prospectus carefully, particularly with respect to the risks and special considerations associated with an investment in GM's Class H common stock, before making an investment decision. You can open a copy of the prospectus by clicking on the 'Download Prospectus' button below.

This communication shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The SEC does not endorse this offering, nor does any state or other regulatory authority.

You are not permitted to view the contents of this website if you are located outside the United States. By clicking on the appropriate box below, please indicate whether you are located inside or outside the United States.

[Download Prospectus box] [I am in the United States box] [I am outside the United States box]

GM urges holders of GM $1-2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the GM-GMH exchange offer referred to above, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus and other documents filed by General Motors at the SEC's web site at www.sec.gov, at General Motors' website at www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy (MC 480-000-FC1), Madison Heights, Michigan 48071, telephone: 313-667-1500, menu option #2. This communication shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                 [Hughes Logo]

                         [picture of presenter in box]

                          [script and slides follow]

                    For Customer Support or Questions Call
                          (888) 765-4829 (Toll Free)

The following is a graphic description and script of a presentation regarding the exchange offer that will be used various times during the exchange offer period:

Graphic Description of Slide 1:

                            Exchange Offer Roadshow

                                 [Hughes Logo]

                                   May 2000

Graphic Description of Slide 2:

                             Cautionary Statement

The use of the words "Expect," "Anticipate," "Estimate," "Project" and similar expressions are intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe that they are reasonable, actual results may differ materially due to important factors including those described in Hughes' and GM's SEC filings. In this regard, you should consider carefully each of the risks and uncertainties set forth in the Prospectus in the sections entitled "Risk Factors" and "Disclosure Regarding Forward-Looking Statements."

GM urges holders of GM $1 2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus and other documents filed by General Motors at the SEC's website at www.sec.gov, at General Motors' website at www.gm.com or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy. (MC480-000-FCI), Madison Heights, Michigan 48071, telephone: (313) 667-1500, menu option #2. This communication shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries form the news media should be directed to GM Corporate Communications at (212) 418-6380.
                                                                  [Hughes  Logo]

Graphic Description of Slide 3:


                           Summary of Exchange Offer

Shares Accepted for Tender         GM $1-2/3 Par Value Common Stock
Shares to be Distributed           GM Class H Common Stock
Size of Exchange                   Up to 92,012,781 shares of Class H Stock
Minimum Condition for Exchange     At least 28,798,992 shares of $1-2/3 Par
                                   Value Common Stock
Exchange Ratio                     1.065
Premium to GM $1-2/3*              17.7%
Exchange Offer Expiration          Midnight EDT, Friday, May 19, 2000
                                   (Unless Extended by GM)
Dealer Manager                     Morgan Stanley Dean Witter
Hughes' Marketing Manager          Salomon Smith Barney

*Based on closing trading prices of GM Class H
 Common Stock and GM $1-2/3 Par Value
 Common Stock as of April 19, 2000

                                                                   [Hughes Logo]

Graphic Description of Slide 4:

                                  Agenda

       Vision & Strategy                            Michael T. Smith
                                                    Chairman and CEO

       Consumer Services                            Eddy W. Hartenstein
                                                    Senior Executive VP

       Enterprise Services                          Jack A. Shaw
                                                    Senior Executive VP

       Financial Overview                           Roxanne S. Austin
                                                    Chief Financial Officer

                                                                  [Hughes  Logo]

Graphic Description of Slide 5:

                               Vision & Strategy

       [Graphic of 5 people standing in front of a large computer screen with sun rising in background]

                               Michael T. Smith
                     Chairman and Chief Executive Officer

                                                                  [Hughes  Logo]

Graphic Description of Slide 6:

                             Investment Highlights

                      [Banner] Accelerating EBITDA Growth

 .  Focused on High-Value Service Businesses in Rapidly Growing Markets

 .  Leader in Each Core Business

 .  DirecTV: World's Leading Digital Multi-channel Entertainment Provider

 .  Management Team with Proven Track Record of Value Creation

                                                                  [Hughes  Logo]

Graphic Description of Slide 7:

                           Transformation of Hughes

Bar chart within a computer screen graphic depicting Service Revenues as % of Total Revenues from the year 1995 to the year 2000 as follows:

                              1995:    37%
                              1996:    49%
                              1997:    70%
                              1998:    76%
                              1999:    82%
                              2000:    (Estimated - slightly above 1999 figure)

                                                                  [Hughes  Logo]

Graphic Description of Slide 8:

                            The Hughes Organization

                                 [Hughes logo]

                             1999 Revenues = $5.6B


[Banner]  Consumer Services                              Enterprise Services
 [DIRECTV  logo]                 [PanAmSat logo]                          [Hughes Network Systems logo]

 .  United States                 .  Global Satellite Services for:        .  Private Business Networks (VSATs)
 .  Latin America                    - Video                               .  DIRECTV Systems
 .  Minority Stakes:                 - Internet / Data                     .  Systems / Software Development:
   - Japan                          - Telephone                              -  DirecPC / AOL
   - Spain                                                                   -  Set-Top Receivers
 .  Consumer Marketing of                                                     -  Wireless Broadband Equipment
   DirecPC and Other
   Broadband Services

1999 Revenues = $3.8 B*               1999 Revenues=$0.8B*                 1999 Revenues=$1.4B*

                      *Excludes Intercompany Eliminations

Graphic Description of Slide 9:

                            Hughes Vision is Simple

#1 or #2 U.S. Multi-channel
Provider [text in box]                                                 To Be the Premier Global
                                      Lead Worldwide Shift to          Provider of Integrated
#1 Global Satellite Services          Digital Communications           Entertainment and Information
 Provider [text in box]               [text within right pointed       Products and Services
                                      arrow]                           [text in box]
#1 Global Satellite Broadband
 Provider [text in box]

                                                                  [Hughes  Logo]

Graphic Description of Slide 10:

                      DBS Subscriber and Revenue Forecast

                              U.S. Market [banner]

     [Bar chart showing industry Revenues ($B) increasing from the year 1999 to the year 2005. Above the top of the bars, a line depicts the number of Subscribers (M) increasing from the year 1999 to the year 2005.]

Source: Average of Analyst Estimates

                                                                  [Hughes  Logo]

Graphic Description of Slide 11:

                      Broadband Satellite Service Forecast

                          [banner] Worldwide Revenues

     [Bar chart showing Consumer and Enterprise industry revenues in billions for the years 2000, 2002, 2004, 2006 and 2008. For each year, a bar depicts Enterprise industry revenues in one color stacked on top of Consumer industry revenues in another color.]

Source:  Pioneer Consulting, "Next Generation Broadband Satellite Networks"


                                                                  [Hughes  Logo]

Graphic Description of Slide 12:

                           Hughes Multimedia Services


     Television                                          Personal Computer
[Television graphic           DirecDuo                [Personal Computer
showing AOL TV and      [text in 2 sided arrow]       Graphic with AOL screen
football game]                                        on the monitor]

                              Broadband Timeline

              [logos below contained within a right pointed arrow]
[DirecPC logo]     [AOL Plus logo]      [DirecPC           [Hughes
                    [AOL TV logo]         Two-Way logo]     Spaceway logo]

 1997                                    2000               2003

Graphic Description of Slide 13:

                              The Power of Hughes

[Picture with DirecDuo satellite receiver and dish in center. Surrounding these are (clockwise from upper right): a personal computer, two people looking at a personal computer, two people watching television, a person looking at a personal computer, a group of 5 people looking at a personal computer, a television set, and a satellite transmitting a signal to the DirecDuo satellite receiver and dish in the center of the picture.]


                                                                  [Hughes  Logo]

Graphic Description of Slide 14:

                               Consumer Services

                       [DIRECTV logo within a television]

                              Eddy W. Hartenstein
                        Senior Executive Vice President

                                                                  [Hughes  Logo]

Graphic Description of Slide 15:

                               Consumer Services
                                  DIRECTV U.S.

                    [banner] Accelerating Subscriber Growth

          Subscriber Growth*                . Record Growth - Up 33%
[Bar chart showing DirecTV                  . Local Channels
subscriber growth by quarter for 1998,1999  . Lower Equipment Costs
and for the first quarter of 2000]          . Critical Mass - Word of Mouth
*Excludes PRIMESTAR Conversions             . Differentiated Programming
                                            . Broadest Distribution Channels
    U.S. Direct-to-Home Subscribers           - Consumer Electronics Retailers
    (As of March 31, 2000)                    - PRIMESTAR
                                              - Telephone Companies
[Pie chart showing Echostar
and DirecTV subscriber shares as of March
31, 2000.  8.3M DIRECTV subscribers are
indicated.]
                                                                  [Hughes  Logo]

Graphic Description of Slide 16:

                               Consumer Services
                                 DIRECTV U.S.

                  [banner] Increasing Revenue Per Subscriber

- Highest in U.S. Multi-channel Industry            Average Monthly Revenue
- Growth Drivers                                        Per Subscriber
  - Premium Packages
  - Exclusive Sports                           Bar chart showing Average Monthly
  - Pay-per-View/Special Events                Revenue Per Subscriber
                                               from 1995 - 1999 as follows:

"Titanic" movie graphic                                 1995: $39
                                                        1996: $45
logos of NBA League Pass,                               1997: $45
NFL Sunday Ticket, NHL Center                           1998: $46
Ice, MLB Extra Innings                                  1999: $58*

Concert singer graphic                          *Includes premium programming
                                                 acquired through USSB

                                                                  [Hughes  Logo]

Graphic Description of Slide 17:

                               Consumer Services

                         DirecTV U.S.--2000 and Beyond

     Growing                            Increasing Revenue
     Subscriber Base                      per Subscriber
     [Bar chart depicting total            Local Channels
     subscribers by year from            [logos of ABC, CBS, NBC,
     1996 to 2000 as follows.                     Fox]                Accelerating
                                   [plus sign]    [equals sign]          EBITDA
          1996:  2.3M                                                    Growth
          1997:  3.3M                                             [text within starburst]
          1998:  4.5M
          1999*: 8.0M
          2000*: Estimated 9.5-10M]

     Total Subscribers                  Interactive Services
                                     [logos of AOLTV, TiVo and
     * Includes "PRIMESTAR By                    Wink]
       DIRECTV" Subscribers

                                                                  [Hughes  Logo]

Graphic Description of Slide 17A:

                               Consumer Services

                      DirecTV U.S. - Interactive Services

                           [banner] DIRECTV - Wink

             [A television with a picture of a woman in front of a
               weather map. Two Icons are on the bottom right:
          "Exit" and "New City". On the bottom left is a three day
        weather forecast. In the middle are the words "Cincinnati, OH"]

                                                                   [Hughes Logo]

Graphic Description of Slide 17B:

                               Consumer Services

                      DirecTV U.S. - Interactive Services

                    [banner] DIRECTV - TiVo Combination Box

                  [A television with a menu. The headline is
               "Now Showing on TiVo". Down the left side of the
          viewing screen is a list of television programs. Opposite
                            on the right are dates]

Graphic Description of Slide 17C:

                               Consumer Services

                      DirecTV U.S. - Interactive Services

                          [banner] DIRECTV - AOL TV

          [A television with a menu down the left side superimposed
                     over the picture of a football game]

Graphic Description of Slide 18:

                               Consumer Services
                             DirecTV Latin America

                  [banner] Restructured to Accelerate Growth

 . 909K Subscribers in 27 Countries        Bar Chart depicting Net Subscribers by
 . $34 Monthly Revenue per Subscriber      quarter for 1998, 1999 and the first
 . Operating Control in Mexico and Brazil  quarter of 2000.
 . Exclusive Programming                   Pie chart title Subscribers by
  [logos of HBO Ole and Disney]           Country (YE 1999): Brazil 41%,
 . New Interactive Services                Mexico 18%, Venezuela 16%
                                          Argentina 14%, Other 11%

                                                                  [Hughes  Logo]

Graphic Description of Slide 19:

                              Enterprise Services

[graphic of satellite in space         [graphic of a Mobil station pay
orbiting the Earth]                    at the pump terminal with a
                                       VSAT on top]

[PanAmSat logo]                        [Hughes Network Systems logo]


                                  Jack A. Shaw
                        Senior Executive Vice President

                                                                   [Hughes Logo]

Graphic Description of Slide 20:

                              Enterprise Services
                                   PanAmSat

Distributes Cable                                     Provides Internet
And Broadcast TV                                      Access to ISPs in
Programming to Over                                   Nearly 50 Countries
125 Million                                           [text in box]
Households
[text in box]

                      [graphic of  earth surrounded
                      by satellites (which represent
                      PanAmSat's currently
                      Operating in orbit satellites) and
                      small boxes (which represent
                      the orbital slots held by
                      PanAmSat and Hughes)]

Delivers More than 500                                Provides Satellite
Direct-to-Home TV                                     Services to More Than
Channels Worldwide                                    35 Telecom Carriers
[text in box]                                         [text in box]

Graphic Description of Slide 21:

                              Enterprise Services
                                   PanAmSat

                  [banner] Largest Commercial Satellite Fleet

1999 Revenues = $0.8B

Pie Chart with revenue breakdown:        . 21 Satellites Today Growing to 24 by
                                           Year End
Telecom Services 23%, Direct-to-         . Blue-Chip Global Customer Base
Home 23%, Video Broadcast 45%,             with Long Term Contracts
Other 9%                                 . EBITDA Margins approx. 70%
                                         . $6.1B Backlog

Bar chart title "Satellites in
Orbit"  showing 17 in 1997, 19 in 1998
20 in 1999, estimated 24 in 2000

                                                                  [Hughes Logo]

Graphic Description of Slide 22:

                              Enterprise Services
                       PanAmSat - New Internet Strategy

                  [banner] Transforms the Internet Experience

 . Global Satellite-Based Overlay to the
    Terrestrial Network                                   [Net 36 logo]
 . Utilizes Existing PanAmSat Satellite Capacity           [graphic of satellite]
 . Delivers Content to Servers on the "Edge" of
    the Internet
 . Scalable, Consumption-Based Business Model
 . Ka-band, Expansion for Future Growth

Graphic Description of Slide 23:

                              Enterprise Services
                             Hughes Network Systems

         [banner] #1 Satellite-Based Business Communications Provider


1999 VSAT Revenues = $0.5B       [logos of ARCO, Ford, GM, Blockbuster, Chevron
                                 Wal-Mart, Kmart, Mobil, BMW, Circuit City in box on right half of page]
[Pie Chart: Equipment $0.3B,
Services $0.2B]

[Bar Chart titled Cumulative VSATs Under Contract (Numbers in Thousands)
     1994:  20        1997: 180
     1995:  60        1998: 240
     1996: 140        1999: 300]

Graphic Description of Slide 24:

                              Enterprise Services
                             Hughes Network System

                [banner] Leading Hughes' Broadband Development


 . Leading-Edge Systems Technology           [graphic of DirecDuo
 . Record Production of DirecTV Systems      system in box]
 . Initial Shipments of Broadband Wireless
    Equipment to Winstar and Teligent       [bar chart title: DIRECTV
 . Developing SPACEWAY System                System Production
                                            1997:   142,000
                                            1998:   654,000
                                            1999: 2,100,000
                                            2000: 3,000,000-4,000,000 estimated]

Graphic Description of Slide 25:

                              Broadband Strategy

Existing Customer Base                       Superior Technology
 .  Business                                  - Cutting-Edge Satellite Technology
-  PanAmSat                                  - Leading HNS Ground /
-  VSATs / DirecPC                               Systems Technology
 .  Consumer
-  DirecTV
-  DirecPC
-  AOL Partnership
[text in box with arrow                      [text in box with arrow
pointing towards                             pointing towards
center of page]                              center of page]

                        [Hughes logo]
                        Competitive
                        Advantages
                        [logo and text in
                        circle graphic in center
                        of page (arrows point to this)]


Most Spectrum                                 Most Satellite Services Experience
- 17 Orbital Slots                            - DirecTV
- Greater than 20 Gigahertz Worldwide         - PanAmSat / Galaxy
- Strategically Positioned                    - VSATs
                                              - DirecPC
[text in box with arrow                       [text in box with arrow
pointing towards                              pointing towards
center of page]                               center of page]

Graphic Description of Slide 26:

                              Financial Overview

                       [Graphic of conductor standing on
                          top of the world with world
                           currencies streaming by]


                               Roxanne S. Austin
                           Senior Vice President and
                            Chief Financial Officer

                                                                  [Hughes  Logo]

Graphic Description of Slide 27:

                         Hughes Financial Performance

                               [banner] Revenues

    [Stacked bar chart showing DIRECTV as an increasing portion of Hughes' revenues from 1995 - 1999. DIRECTV on bottom of each bar.]


                                                                  [Hughes Logo]

Graphic Description of Slide 28:

                          Hughes Financial Performance

                                [banner] EBITDA

     [Stacked bar chart showing DIRECTV EBITDA losses from 1995 -1999 and Hughes total EBITDA from 1995 - 1999 (1999 bar depicts what total EBITDA would have been excluding the $272M write off attributable to the discontinuation of narrowband wireless businesses)]


                                                                  [Hughes Logo]

Graphic Description of Slide 29:

                               Investment Summary

     [Bar chart showing Equity/Other*, Satellite Expenditures, and General Capital components of investments from 1997-2000 (estimated)]

     * Excludes Mergers and Acquisitions Related to PanAmSat ($3B in 1997), USSB ($1.6B in 1999) and PRIMESTAR ($1.8B in 1999)


                                                                  [Hughes Logo]

Graphic Description of Slide 30:

                              Accelerating Growth

                                                       Growth Driven By DirecTV
                                                   [text in multi-pointed star]
EBITDA
[text in diagonal upward pointed arrow]

                                                                 [Hughes  Logo]

Graphic Description of Slide 31:

                            Subscriber Value Drivers



---------------------------------------------------------------------------
                                    Cable         AOL       DirecTV U.S.
---------------------------------------------------------------------------
Year End 1999 Subscribers            69M          24M            8M
---------------------------------------------------------------------------
1999 Subscriber Growth                2%          30%            39%
---------------------------------------------------------------------------
Household Usage                      48            7             50
(Avg. hours / week)
---------------------------------------------------------------------------
Subscription Revenue*               $41          $20            $58
---------------------------------------------------------------------------
Advertising and                     $ 3          $ 6            $ 0
E-Commerce Revenue*
---------------------------------------------------------------------------
Monthly Churn                       2-3%          N/A           1.5%
---------------------------------------------------------------------------
Cum Capital / Homes Passed        $800-900       $15            $20
Annual Fcst / Homes Passed          $70         $2-3           $2-3
---------------------------------------------------------------------------

* Average monthly revenue/subscriber

Graphic Description of Slide 32:

                                 DIRECTV U.S.

                          [banner] Financial Metrics

 . Acquisition Cost approx. $450-500 per Subscriber  [area chart indicating a
 . Gross Margin approx. 50%                          notional representation of
 . Average Payback approx. 18 months                 Revenues, EBITDA, Variable
 . Subscriber IRR approx. 70%                        Costs, and Selling/G&A]


                                                                  [Hughes  Logo]

Graphic Description of Slide 33:

                             Investment Highlights

                      [banner] Accelerating EBITDA Growth

 . Focused on High-Value Service Businesses in Rapidly Growing Markets
 . Leader in Each Core Business
 . DirecTV: World's Leading Digital Multi-channel Entertainment Provider . Management Team with Proven Track Record of Value Creation

                                                                  [Hughes Logo]

Graphic Description of Slide 34:

                              [large Hughes logo]

The following is a transcript of the audio portion of the presentation made using the script presented above.

Transcript of Slide 1 Commentary:

(Glenn Robson)

Hi, I am Glenn Robson for Morgan Stanley and I am very pleased to introduce the management team of Hughes Electronics, a very exciting company with a lot of really interesting things going on that you're gonna hear about shortly. With us here today, we have Mike Smith, Chairman and CEO, Eddy Hartenstein, Senior Executive Vice President, Jack Shaw, Senior Executive Vice President, and Roxanne Austin, the Chief Financial Officer.

Transcript of Slide 2 Commentary:

(Glenn Robson)

Before I describe the transaction, please review the safe harbor language.

Transcript of Slide 3 and Slide 4 Commentary:

(Glenn Robson)

This transaction is an exchange offer by General Motors of approximately 9 billion of its H letter stock for its GM common stock. And, it's the GM $ 1 2/3 par value common that will be accepted for tender. The shares to be distributed is the H stock. There is a minimum condition for exchange of just over 28 million shares. The exchange ratio has been set at 1.065. So, in other words, GM will be exchanging 1.065 shares of its H stock for every share of GM tendered. The exchange offer is set to expire at midnight on Friday, May 19th. Morgan Stanley Dean Witter is serving as dealer manager on the transaction and Salomon Smith Barney is serving as Hughes' marketing manager for this transaction. Thank you.

Transcript of Slide 5 Commentary:

(Mike Smith)

 . Thank you for joining us today for lunch.

 . We're pleased to have the opportunity to tell you about the exciting things and powerful things happening at Hughes, and why we think this exchange offer is an outstanding opportunity for you to benefit from the dynamic growth of our company.

Transcript of Slide 6 Commentary:

   (Mike Smith)

 . During the past 3 years, we have transformed Hughes from a technology driven manufacturing based business into a high-value communications service business with accelerating EBITDA growth.

   .. We are a leader in each of our core businesses.

   .. Our value is driven primarily by our U.S. DIRECTV business. It is the leading digital entertainment provider in the world.

   .. More importantly, our management team has a proven track record and has made the tough choices to transform the business...primarily to create value for shareholders.

Transcript of Slide 7 Commentary:

(Mike Smith)

 . On this slide, you can see our successful transformation in to the service businesses.

 . We took the latest step in this renaissance in January when we announced our agreement to sell our satellite manufacturing opeations to Boeing in an all-cash transaction valued at nearly 4 billion dollars.

 . We expect that deal to close later this year, at which time we will book a one-time after-tax gain of about 1.3 billion dollars.

 .  In 1995 less than 40 percent of our revenues came from service businesses. By
   1999, the service businesses provided us more than 80 percent of our revenues.

 . By staying focused on high-value, high-growth service businesses, we have taken Hughes -- and its shareholders -- to a new level.

Transcript of Slide 8 Commentary:

(Mike Smith)

 . For those of you who don't know us, our company generated nearly 6 billion dollars in revenues last year -- a 54 percent increase over 1998.

 . We're now structured to attack our two major markets--consumer and enterprise. We're no longer driven by technology or products.

 . Our Consumer Services include DIRECTV and the marketing of our DirecPC, our high-speed Internet satellite service.

   .. In 1999, our direct-to-home businesses generated nearly 4 billion dollars in revenue.

      ... It serves more than 8.3 million customers in the U.S. and more than 900,000 in Latin America.

(Continued)

(Mike Smith)

 . Our Enterprise Services include PanAmSat--81% owned by Hughes and publicly traded on the NASDAQ. It provides global satellite services for cable, network television, Internet and telephone providers.

 . Looking at Hughes Network Systems, it is the world's leading provider of satellite-based private business networks.

   .. HNS is also one of the leading manufacturers of DIRECTV set top boxes and serves as our technology well spring.

       . It leads systems development for our broadband businesses, including DirecPC, DIRECTV receiving equipment, wireless broadband equipment, and Spaceway.

 .  Together, these businesses generated about 2.2 billion in revenue in 1999.

Transcript of Slide 9 Commentary:

(Mike Smith)

 .  We have adopted a simple but powerful vision:

   .. To be the premier global provider of integrated entertainment and information products and services.

 . To do this, we will lead the global shift toward digital communications as we become:

   .. One of the top two multichannel entertainment providers in the United States -- a goal well within our reach.

   .. We will also be the leader in providing global satellite services, as well as;

   .. The world's number-one provider of global satellite-based broadband services.

 . Now I'd like to share with you a few reasons why we are so enthusiastic about this business and about Hughes' future, and why we feel so strongly about our ability to achieve the vision.

 .  Let's start with a quick look at our markets.

Transcript of Slide 10 Commentary:

(Mike Smith)

 . In the United States, the direct-to-home market is expected to continue its significant growth.

 . Wall Street analysts expect revenues to nearly triple by 2005 as the industry approaches 25 million subscribers.

Transcript of Slide 11 Commentary:

(Mike Smith)

 . In the global broadband satellite service market, we see the industry anticipating even faster growth -- for both consumer and enterprise applications.

 . In fact, current estimates predict the market will reach nearly 40 billion dollars by 2008 -- that's an 8-year compound annual growth rate in excess of 50 percent.

Transcript of Slide 12 Commentary:

(Mike Smith)

 . With our extensive - and growing - customer bases and market leading positions, Hughes is well-positioned to benefit from these rapidly expanding markets.

 . Hughes is also in a prime position to capitalize on the convergence of the television, the Internet and the personal computer.

 . DirectDuo already provides us with a single-dish solution to provide both television and Internet services. And that is just the beginning.

 . Looking at the timeline arrow on the bottom of the chart, in the summer of this year, we will launch the "AOL Plus Powered by DirectPC" broadband Internet service.

   .. It will be the only broadband service available nationwide, and will have the power of the AOL brand behind it.

   .. AOL plans to market this service as an upgrade to its 24 million existing narrowband customers as well as to new customers.

   .. Late this year, we will also begin offering a DirecPC system that sends and receives data two-way via satellite, unlike today's system, which has a phone-line return.

   .. This exciting new service will allow customers to eliminate the need for an expensive second phone and to have Internet service that is "always on."

(Mike Smith)

 .  We're also leveraging the AOL brand for television.

 . Importantly, DIRECTV and DirecPC are neutral platforms, and we expect to partner with other Internet Service Providers to provide similar or expanded services under other ISP brand identification.

 . The subscribers of DIRECTV, DirecPC and DirecDuo will provide us with an excellent customer base for our own expanded service which we will begin to offer when we launch our Spaceway system in the year 2003.

   .. Spaceway will have an even faster, two-way satellite capability that will allow us to open the door to a new level of interactivity. We see a system that will allow anybody that has a dish to talk to anybody else with a dish. And that's not only phone, but that's desktop video. Really cheap, as we said in the video. Less than 7 cents a minute as they advertise on television. Now, that's the kind of cost we're looking at in that system.

 . Spaceway also has extremely powerful applications in our Enterprise services which Jack Shaw will tell you about later on in this presentation.

Transcript of Slide 13 Commentary:

(Mike Smith)

 .  So let me close by saying that over the last 3 years, we have transformed
   Hughes into a high-value communications service business.

 . In the future, we will leverage our position as the world's largest provider of digital television entertainment;

   .. A future in which we will press forward as pioneers in the effort to evolve direct-to-home television into the interactive medium it clearly can become--a portal into millions of homes;

   .. A future in which the key to success will be the broadband pipeline that fills our homes with entertainment and information, and connects us to the world around us.

   .. Hughes has that pipeline today and will expand in the future both to homes and to businesses.

 . We believe that's a future full of excitement -- full of promise -- and most of all, a future that we have created by the successful transformation of our company. And as Jack Shaw said in that video, "You ain't seen nothin' yet."

Transcript of Slide 14 Commentary:

(Mike Smith)

 .   I'd like to now turn it over to Eddy Hartenstein who will talk to you about the consumer business.

 .   Eddy?

(Eddy Hartenstein)

 .   Thanks, Mike. Good Afternoon.

Transcript of Slide 15 Commentary:

(Eddy Hartenstein)

    . Well, as you just saw and as Mike mentioned, the keystone of our consumer services is our U.S.-based DIRECTV business.

    . In 1999, DIRECTV continued its record subscriber growth, adding over 1.6 million net new customers -- that's a 39% increase over 1998, which was also a record year for us.

    . Our first quarter 2000 numbers so far show that our momentum remains very strong. In our high-power business alone, we have added over 400,000 net new subscribers plus an additional 275,000 PRIMESTAR conversions to the high-power DIRECTV Platform -- that's a 33 percent increase on the new net high-power adds over the first quarter of 1999, giving us a total of more than 8.3 million customers through the end of first quarter.

    . That makes DIRECTV the third largest multi-channel video program distributor in the United States, and the largest provider of digital entertainment in the world.

    . In fact, 1 out of every 12 households in the United States is already a DIRECTV household.

      (Continued)

(Eddy Hartenstein)

      . Our growth is being driven by a variety of factors

        .. We've begun providing local channels in 23 markets. We'll add a 24th market in a matter of just a handful of days here.

            ... With the launch of future additional capacity, we expect to provide local channels in significantly more markets. Let me be explicit about that -- we're gonna add another dozen markets for local channels before the end of summer and, more importantly, about 8 of those 12 will come at the cluster of satellites that we have today, meaning that our existing customers, without any change to hardware, will be eligible and able to receive those local channels.

        .. We have lower equipment costs -- in most states now, you can get a basic DIRECTV system for under a hundred bucks. We are making the service therefore available and accessible to an ever increasing larger section of our population.

        .. We've reached a critical mass of customers, creating a significant impact from "word of mouth" advertising. As you all know, that's the best you can get, money can't buy that.

        .. We offer entertainment that consumers simply just cannot get anywhere else, our sports packages including NFL Sunday Ticket, we have more movies, more special events and pay-per-view events than basically anywhere else.

        .. We also have a very strong distribution through our extensive presence in over 25,000 retail stores, points of sale, the rural distribution network that we acquired from the Primestar acquisition, and the efforts of our Regional Bell Operating Company partners in alliances to provide DIRECTV in conjunction with their fixed wire line services.

Transcript of Slide 16 Commentary:

(Eddy Hartenstein)

 . In addition to strong subscriber growth, we're also growing our monthly revenue per subscriber.

 . As you can see on this slide here, our average monthly revenue has continued to increase since we launched service almost six years ago.

 . Today, our monthly revenue per subscriber--or ARPU as many in the analyst community call it--is about $58--that's the highest in the multi-channel industry. This $58 includes revenues from the premium movie channels obtained via the USSB transaction in 1999. That gives you the little step-jump increment there from 1998 to 1999.

   .. Revenue per subscriber, as I said, is being primarily driven by our premium packages--where more than 50% of our customers today choose a pay television movie service--HBO, Cinemax, Showtime, Movie Channel, Starz and Encore--and our exclusive sports, and vast selection of pay-per-view movies give virates in our customer base that are unparalled in the multi-channel video industry.

Transcript of Slide 17 Commentary:

(Eddy Hartenstein)

 .  As you can see from here, DIRECTV has started 2000 with great momentum.

 . We expect to add more customers this year than in 1999, while establishing yet another record performance.

   .. In fact, we expect to end this year between 9.5 and 10 million customers.

 . I might add that the large customer spike there that you see in the graph at the left corresponds to, in part, the acquisition of new customers that we got from our PRIMESTAR and USSB acquisitions completed last year.

 . We also expect to continue to increase the average revenue per customer as we provide local channels and, later this year, interactive services.

 . In some markets, we've already seen a 50 percent increase and take-rate of existing DIRECTV customers, who choose our local channel package which we retail for $5.99 per month.

 . In those cities where we offer local channels over the satellite, we're already seeing 50% of our new subscribers sign-up for our local package right at activation.

 . We are also attaining a significantly higher penetration and lift in sales in those markets that we offer local channels as opposed to those that we don't. And, that's even exceeding our expectation. We expected a 15% lift in those markets where we make local channels available and what we are actually seeing through the first three months of the year is that we are coming in at about a 20% lift--that's why we are pushing so hard and so quickly to launch a dozen more markets that we provide local channels in.

   (Continued)

(Eddy Hartenstein)


 . Our initial interactive services--taking you down to the lower box in the middle there--will come online as early as next quarter.

   .. Wink services will give you the ability to turn on a channel like CNN -- and get the equivalent of a web site full of information--data directly corresponding to what you are seeing at that moment on screen, that's what we call enhanced video.

   .. You'll have access to a wide range of sports statistics while watching your favorite game on ESPN... Background data on the documentary you might be looking at on the Discovery network... and, weather, up-to-date, current conditions, five-day forecast, in any city that you choose when you tune into the Weather Channel instead of waiting until the city that you're interested in rolls around on their 22 minute cycle.

   .. TiVo, to mention another, incorporates a variety of innovations, including time-shifting --which will give viewers tools like expanded, up to 30-hour record capability-- plus the ability to, through the pause and rewind and trick play features, essentially pause live television, store it, fast forward it, rewind it, basically watch what you want to watch when you want to watch it--even program it to record things that you like when you are not there.

   .. You can also choose to, basically, create in this environment, in an integrated DirecTV-TiVo box available by mid-year, essentially, your channel. We've all talked about 500 channels, what it's really all about is your one channel--personalized television.

   ..  (Continued)

(Eddy Hartenstein)

   .. And then we're launching AOL TV, a new interactive service that makes television-focused AOL programming available side-by-side to DIRECTV.

   .. Using the set-top boxes that are being designed and initially built by Hughes Network Systems, we are integrating AOL TV, which brings the most popular AOL community kinds of services -- chat rooms, buddy lists, instant messaging -- into the television space as well as select Internet content that is available through the DIRECTV satellites.

   .. Web surfing will be available through the built-in 56 kilobits return path modem that's on-board.

       ... Our customers will see this service as if it were a premium service and we will share, on the back-hand, the revenues between DirectTV and AOL.

 . These next-generation capabilities exploit and allow us to take unique advantage of the broadband "pipeline" into the home that DIRECTV is already providing. They are also gonna give us the opportunity for incremental revenues from advertising, e-commerce and a whole new category that we like to call t-commerce, television commerce.

 . As a result of the continued growth in both customers and revenue per customer, we expect to see significant acceleration in DirecTV EBITDA growth over the next several years.

Transcript of Slide 18 Commentary:

(Eddy Hartenstein)

 . Taking a look at our Latin American business, we've really turned the corner there.

   .. In Latin America, the DirecTV brand and the DirecTV service is provided by the Galaxy Latin America (or GLA) partnership. We own, Hughes owns, 78 percent of GLA, the other 22 percent being owned by the Cisneros Group of Companies based in Venezuela.

   .. GLA, as of the end of first quarter, serves over 900,000 customers in 27 countries, making DIRECTV the leading direct-to-home service provider in the region.

   .. The service generates in those 900,000 plus customer homes, more than 34 dollars per month of revenue.

 . Last year, the restructured operations in Brazil and Mexico gave us control of the local operating companies there. Our goal was to drive subscriber growth -- and indeed we're succeeding at that.

 . For the full-year of 1999, subscriber growth in Latin America was up 74 percent compared to 1998.

   .. This year, significant growth in the first quarter in Brazil and Argentina drove GLA to a record first quarter of 105,000 net new customers -- that's a 50 percent increase over the first quarter of 1999.

(Continued)

(Eddy Hartenstein)

 . To keep that growth going, we're aggressively pursuing new customers, key programming and new interactive services.

  .. For example, DIRECTV is the exclusive provider of HBO Ole and Disney in several of the countries through the region.

  .. In addition, we recently announced an agreement with OpenTV to provide new interactive services, throughout Latin America. We will roll these out country by country because some of the services will vary from country to country. These will include electronic program guides on an advanced basis, weather information, games, banking, and all of that will begin here, were actually going to start in Brazil, in the second half of 2000.

 . Well, with that, and a brief snapshot of the Consumer section, it's my pleasure to turn the presentation over to Jack Shaw who will give us a glimpse of the Enterprise sector.

Transcript of Slide 19 Commentary:

(Eddy Hartenstein)

 .  Jack?

(Jack Shaw)

 .  Thank you Eddy and thank you all for being here.

 . It's my pleasure to be able to tell you about the exciting things we're working on in Hughes' Enterprise Services. A lot of people also call this kind of service "business-to-business" applications.

 .  Let's start with PanAmSat if we might.

Transcript of Slide 20 Commentary:

(Jack Shaw)

 . PanAmSat has a global satellite network that covers virtually the entire world's population, with the greatest concentration in the Americas.

 . If you'll look at the small orange boxes, those are slots for parking satellites, if you will, that Hughes and PanAmSat together have access to through the Federal Communications Commission and worldwide regulatory bodies. These slots are somewhat like beach-front property. One of the biggest problems of the kind of business that PanAmSat is in is to make sure that you can put up more capacity to satisfy the needs and there is only so many slots and Hughes and PanAmSat together have a very rich set of positions for our future satellites.

 .  PanAmSat is basically in four different businesses:

   .. If you will go to the upper left-hand corner, its core business is the distribution of cable and broadcast television programming for the wor1d's leading entertainment companies.

   .. Over in the right-hand corner, upper right hand corner, one of its fastest-growing businesses is delivering U.S. Internet backbone for Internet Service Providers in some 50 countries around the world.

   .. I'll tell you a little bit more about a new offering that PanAmSat has in the Internet space in just a minute.

   .. In the lower right-hand corner, PanAmSat also provides services to some 35 telecommunications carriers around the world--including our very own Hughes Network Systems.

   .. And finally, PanAmSat satellites serve as the platform for Direct-to-Home satellite services in Latin America, South Africa and Taiwan.

Transcript of Slide 21 Commentary:

(Jack Shaw)

 . PanAmSat currently has 21 satellites in orbit today, which is the world's largest commercial fleet of satellites.

 . The demand for satellite services is continuing to grow and is outpacing the supply of satellites in orbit. So PanAmSat is going to launch and increase their fleet to 24 satellites by the end of the year 2000.

 . PanAmSat has some very blue-chip, long-term contract customers, such as Time
  Warner, Disney/ABC, Viacom, just to name a few.

 . And, near and dear to all of our hearts, are the EBITDA margins that PanAmSat is able to generate with this kind of service, which are greater than 70 percent, and they have a really great backlog of in excess of 6 billion dollars.

Transcript of Slide 22 Commentary:

   (Jack Shaw)

 . In March of this year, PanAmSat introduced a new service that we believe will transform the Internet experience.

 . NET/36 is a global satellite-based overlay to the terrestrial network. It uses existing PanAmSat satellites and, initially, will have more than a thousand Internet servers which will bypass terrestrial points of congestion on the Internet.

 . Some of the key customers that PanAmSat will deliver the Internet to at the edge of the network are those same customers that PanAmSat currently has very strong relationships with -- in media and entertainment and so forth.

 . In the current environment, we charge a customer a fixed price for transponder capacity. In the new paradigm with NET 36, we will be charging them according to the amount of content that we deliver and the amount of content that the consumer consumes. Thus, we believe that we will be able to generate significantly more revenue per transponder, more profit per transponder, than the current model. NET/36 also has a different business model than PanAmSat is used to.

Transcript of Slide 23 Commentary:

   (Jack Shaw)

 .  Let's move on to Hughes Network Systems.

 . Hughes Network Systems, or HNS, is the world's leading provider of satellite-based private business networks, with more than 50 percent market share world wide.

 . The customers include Fortune 500 companies. You could go to virtually any American service station, gas station, car dealership or major national retailer and you will find a Hughes-built VSAT satellite communication network.

 . These networks provide critical services such as point-of-purchase inventory tracking, credit card verification, broadcast data and video communications and, lately interactive distance learning.

 . The VSAT business generated almost half-a-billion dollars in revenues last year, with over half of that coming from hardware sales.

   .. Our objective key strategy is to increase service revenues by offering new, integrated value-added services -- such as electronic commerce, corporate intranets, e-mail and in-store music.

   .. We believe with these kinds of Web-based services that we should be able to increase the revenue per customer over and above what we are doing now.

Transcript of Slide 24 Commentary:

  (Jack Shaw)

 . HNS is also responsible within Hughes for the development of our broadband systems, and is the center of Hughes' cutting-edge technology. Broadband, by the way, a definition that might help you because broadband is going to be used in many, many applications over the years. What we provide now, in most cases, is a narrowband pipe for the carrying of Internet services and other kinds of communications. A narrowband might be analogy to your garden hose that's on the side of your house -- not very much water pressure, not very much capacity. An analogy for broadband might be a fire engine hose attached to a fire hydrant -- lots of pressure, lots of volume. Broadband is nothing more than lots more volume at a lot higher speed.

 . HNS is also one of the world's leading producers of DIRECTV set-top boxes. In
  1998, it produced 650,000, in 1999 a little over 2 million, and in the year 2000, we have already delivered a million in the first quarter and are looking towards a volume of 3 million to 4 million.

 . Finally, HNS is leading the development of our Spaceway system, which will provide next-generation broadband services to both consumers and businesses.

  .. And, Hughes has dedicated about 1.4 billion dollars to that effort.

Transcript of Slide 25 Commentary:

  (Jack Shaw)

 . I think it's good to summarize the Hughes approach to broadband because, again, I believe that's the next generation of satellite services. And, we believe that we have an overpowering competitive edge in the broadband arena.

 .  We have:

   .. the industry's largest existing customer base

   .. the most spectrum in the best strategic locations

   .. superior technology and systems engineering in satellite communications

   .. and, finally, we have the widest breadth of satellite services experience throughout the industry through the combined strengths of DIRECTV, PanAmSat and HNS.

 . So, with these strengths, we think that it's a reasonable projection for us to believe that we are going to be able to gain our market share in the broadband arena.

Transcript of Slide 26 Commentary:

   (Jack Shaw)

   . With that, it's now my pleasure to introduce our chief financial officer, Ms. Roxanne Austin, who will walk you through our financial performance.

   . Roxanne?

   (Roxanne Austin)
   . Thank you, Jack, and good afternoon. I'm happy to be here.

Transcript of Slide 27 Commentary:

  (Roxanne Austin)

  . I'd like to start with taking a look at our historical performance and revenues. As you can see from this chart, we are going to focus on our current businesses -- DirecTV in the red; and the blue is HNS and PanAmSat.

     .. We've already had some very impressive revenue growth, driven by DirecTV.

     .. In fact, what you see here on this chart is a top line annual growth of over 37 percent -- again, driven by DirecTV which has doubled every year since its inception.

Transcript of Slide 28 Commentary:

   (Roxanne Austin)

 . Now, let's take a look at our EBITDA. Again, DirecTV is in the red and HNS and PanAMSat in the blue.

   .. For most of the years presented, DIRECTV was in an investment mode and, therefore, generating negative EBITDA.

   .. Thus, the EBITDA growth that you see here came from the Galaxy and PanAmSat merger in 1997, as well as the expansion of the PanAmSat fleet that Jack talded about earlier. Keep in mind, again, that PanAmSat achieves EBITDA margins in the 70 percent range.

   .. In 1999, we show EBITDA both including and excluding a one-time $272 million charge related to the discontinuation of HNS' narrowband wireless business.

   .. Again, a strategic move to focus on the tremendous opportunity we see in the broadband area that Jack talked about just a few minutes ago.

Transcript of Slide 29 Commentary:

     (Roxanne Austin}

     . So, as you can appreciate, achieving that kind of growth has, of course, required significant commitment as well as significant capital.

     . As you see from this chart, these are the investments we've made -- excluding mergers and acquisitions.

     . As you would expect, the majority of these investments have been made to promote our service businesses -- DirecTV and PanAmSat.

     . For example, in 1999 and 2000, some of the increase that you see would relate to things like Eddy talked about like the increased ownership in the local operating companies in Mexico and Brazil for Galaxy Latin America, again to promote DirecTV in Latin America and increase our subscriber growth there, and also reflects the growing number of set-top boxes that we financed in those countries, as well as the PRIMESTAR boxes for the conversions here in the United States.

     . We're also investing in new satellites to provide the increased capability that Eddy talked about, that's for the local into local services as well as the interactive services that Eddy talked about, and to expand the PanAmSat fleet that Jack talked about.


(Continued)

   (Roxanne Austin)

   .. Now, all told, we're gonna invest in 2000 about $2.0 billion dollars, again, to position our businesses for future growth to generate additional shareholder value.

   .. And, the bulk of our funding needs will come from the all-cash transaction we're doing with Boeing for the sale of our satellite manufacturing business -- that will generate after-tax cash proceeds of 3 billion dollars. And, in addition to using those proceeds to fund the investments that you see here, we'll use those to pay down our debt, leaving us with about $1 billion in debt at the end of the year 2000.

 .  So what does that mean to Hughes going forward?

Transcript of Slide 30 Commentary:

  (Roxanne Austin)

 . Well, over the next several years, we expect to see very significant growth on the revenue side, and we expect to see solid double-digit revenue growth.

 . But more importantly, our EBITDA will grow even faster, and, again, that's driven by the operating leverage in our core businesses.

 . And in both cases, the majority of that growth, revenues and EBITDA, will be generated by our DIRECTV businesses.

 . So, I thought it might be interesting to take a look at some of the key metrics that drive that growth in DirecTV.

Transcript of Slide 31 Commentary:

  (Roxanne Austin)

 . This chart shows some of the key subscriber value drivers for Cable, AOL and DIRECTV.

 . And, I point you first to the line that shows 1999 subscriber growth. As you can clearly see, DirecTV grew in 1999, as Eddy mentioned earlier, 39 percent while Cable only grew 2.

 . Look next at Subscription Revenue. As Eddy mentioned, the highest in the multi-channel industry at 58 dollars per subscriber, that compares to 41 dollars for Cable, a 40% difference.

 . And, if you look at Advertising and E-Commerce, obviously we're just now starting in that area and we see significant opportunities there. And, as Eddy said, we'll call it T-Commerce, but we see growth in that arena as well -- especially as we introduce our new interactive services.

 . I'd also point you to our churn rate -- it's approximately 1.5 percent and that compares to a 2 to 3 percent churn rate for Cable. All these metrics again, very favorable as compared to Cable.

(Continued)

  (Roxanne Austin)

(Subscriber Value Drivers--Continued)

 . But perhaps the most important metric on this chart is the last line, and that is the metric of Capital Invested per Household Passed

  .. You can see for DIRECTV that's approximately 20 dollars when compared to Cable at 800 to 900 dollars.

  .. Now, I'd remind you, again, that cable has to pay for all the 100 plus million dollars of acquisitions they're done over the last year or so. And the AOL acquisition of Time Warner also is not included in these numbers. So, when you factor in those -- when you compare us to that -- the fact that we have a fully digital service today and these folks have to go out and do that as well as pay for these acquisitions -- we think we have some very, very favorable business fundamentals here.

  .. So, taking a look now -- moving on to the DirecTV financial metrics.

Transcript of Slide 32 Commentary:

  (Roxanne Austin)

 . Today, we invest about $500 for every subscriber that we acquire. And, we expect to reduce that by about 50 dollars by the end of the year bringing it to about 450 dollars.

 . As you can see, our gross margin is around 50 percent.

 . We think that these metrics, along with the $58 dollars per subscriber that I mentioned earlier, that brings us to an average payback per subscriber of about 18 months, I think a very favorable metric, and an internal rate on each incremental subscriber of around 70 percent.

 . Now, because of DIRECTV's very favorable operating leverage, our EBITDA is going to continue to rise.

  .. Again, remember, a fully upgraded, all-digital service already nationwide, it's raining down on all hundred million television households today. As I just mentioned, Cable has to spend billions just to have what DirecTV has already in place today.

  .. Now, as our customer base grows, obviously, things like selling, G&A and marketing, reduce as a percentage of our overall revenues.

  .. So, again, we believe that we have solid business metrics and other metrics compared to Cable that we believe show that DirecTV will have very significant EBITDA growth and we believe, again, that that will fuel Hughes' EBITDA growth overall.

Transcript of Slide 33 Commentary:

  (Roxanne Austin)

 . So, let me take a moment to summarize why we believe Hughes represents a unique and a powerful investment opportunity.

 . We have taken the key strategic steps we needed to take -- including selling our satellite manufacturing business -- to position us for high-growth, high-margin service businesses.

 . We are the market leader in our core businesses.

  .. And, with DirecTV, we have the world's leading digital multichannel service.

 . Finally, our management team is extremely focused on creating shareholder value. I'd ask you not to listen just to our words, but look at our actions in the last year. We did the Primestar acquisition, the USSB acquisition, the investment by AOL into Hughes and our alliance with AOL, and then, again, the sale of our satellite manufacturing business -- again, to focus on our high-growth, high-margin service businesses.

 . Our markets are strong; our businesses are growing; and as we've discussed today, we think we are very well positioned to achieve the vision that Mike Smith laid out at the beginning of this presentation:

  .. To be the premier global provider of integrated entertainment and information products and services.


                                  * * * * *

The following are statements relating to the exchange offer and appearing on various web sites, including the following: GM.com, HUGHES.com, DELPHIAUTO.com, MSDW.com, MSDWAdvice.com and MSDWOnline.com.

"Presentation by Mike Smith, CEO of Hughes Electronics, and Roxanne Austin, CFO of Hughes Electronics" [Link to www.msdw.com/gm-gmh-exchange]

"Prospectus related to the share exchange in Portable Document Format" [Accessible here is the exchange offer offering Circular-Prospectus]

GM urges holders of GM $1-2/3 Stock to read the final prospectus regarding the exchange offer, as well as the other documents which GM has filed or will file with the SEC, because they contain or will contain important information. You may obtain a free copy of the final prospectus and other documents filed by GM at the SEC's website at www.sec.gov or here at GM's website.

                                   * * * * *

"[Hughes logo][GM logo] Do you have questions concerning the GM-GMH exchange offer? You can listen to a presentation by Mike Smith, CEO of Hughes Electronics, and Roxanne Austin, CFO of Hughes Electronics, by going to WWW.MSDW.com/GM-GMH-Exchange." GM urges holders of GM $1-2/3 common stock to read the final prospectus regarding the exchange offer, as well as the other documents which GM has filed or will file with the SEC, because they contain or will contain important information. You may obtain a free copy of the final prospectus and other documents filed by GM at the SEC's web site at www.sec.gov or at GM's web site at www.gm.com.

                                   * * * * *

"Questions concerning the GM-GMH exchange offer? Listen to a presentation by going to WWW.MSDW.com/GM-GMH-Exchange." GM urges holders of GM $1-2/3 common stock to read the final prospectus regarding the exchange offer, as well as the other documents which GM has filed or will file with the SEC, because they contain or will contain important information. You may obtain a free copy of the final prospectus and other documents filed by GM at the SEC's web site at www.sec.gov or at GM's web site at www.gm.com.

                                   * * * * *

"Questions concerning the GM-GMH exchange offer? Listen to a presentation by going to MSDW.com/GM-GMH-Exchange." You are urged to read the final exchange offer prospectus and GM's other SEC filings because they contain important information. Free copies are available at www.sec.gov and www.gm.com.

                                   * * * * *

"GM-GMH Exchange Offer." [GM logo][Hughes logo] Do you have questions concerning the General Motors-Hughes Electronics Exchange Offer? You can listen to a presentation by Mike Smith, CEO of Hughes Electronics, and Roxanne Austin, CFO of Hughes Electronics, by going to MSDW.com/GM-GMH-Exchange. GM urges holders of GM $1-2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus and other documents filed by General Motors at the SEC's web site at www.sec.gov, at General Motors' website at www.gm.com, or
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                                   * * * * *

"Do you have questions concerning the GM-GMH exchange offer? For more information about the GM-GMH exchange offer, see www.gm.com/company/investors." GM urges holders of GM $1-2/3 common stock to read the final prospectus regarding the exchange offer, as well as the other documents which GM has filed or will file with the SEC, because they contain or will contain important information. You may obtain a free copy of the final prospectus and other documents filed by GM at the SEC's web site at www.sec.gov or at GM's web site at www.gm.com.
                                   * * * * *

"GM-GMH Exchange Offer. You are urged to read the final exchange offer prospectus and GM's other SEC filings because they contain important information. Free copies are available at www.sec.gov and www.gm.com."

                                   * * * * *

The following is a transcript of the pre-recorded information provided on the toll-free exchange offer information line:

Welcome to the General Motors Exchange Offer Information line.

To listen to a recording of frequently asked questions and answers before speaking to a customer service representative regarding the exchange offer, please press one now.

If you would like to speak with a customer service representative, please press zero now or remain on the line.

If one is selected:

We advise you to read the exchange offer materials, which you should have recently received in the mail. However, here is a short list of the most frequently asked questions and answers regarding the offer. If at any time you wish to speak to a customer service representative, please press zero.

Q1

How many shares of General Motors Class H common stock will I receive for each share of General Motors $1-2/3 par value common stock that I tender?

This is a voluntary exchange offer which means you can tender all, some or none of your shares of $1-2/3 par value common stock. Each participating $1-2/3 par value stockholder will have an opportunity to receive 1.065 shares of Class H common stock for each share of $1-2/3 par value common stock properly tendered in the exchange offer and accepted by GM. Please refer to pages 12 and 38 of the Offering Circular-Prospectus for additional information.

Q2

When does the exchange offer expire?

The exchange offer is only for a limited time and will expire at 12:00 midnight, New York City time, on May 19, 2000 unless GM extends the exchange offer. Please refer to pages 12 and 38 of the Offering Circular-Prospectus for additional information.

Q3

If I currently hold my General Motors $1-2/3 par value common stock in a General Motors Employee Savings Plan or I hold my shares with a broker, how do I participate in the Exchange Offer?

If you hold your $1-2/3 par value common stock in a General Motors Employee Savings Plan and would like more information on how to participate in the exchange offer, please call your plan administrator. If you hold your General Motors $1-2/3 par value common stock through a broker and would like more information how to participate, please contact the broker directly. Please refer to page 13 and pages 40 to 41 of the Offering Circular-Prospectus for additional information.

Q4

If I hold my General Motors $1-2/3 par value common stock in my own name, how do I participate in the exchange offer?

If you hold your General Motors $1-2/3 par value common stock in your own name and wish to participate in this exchange offer, please complete the Letter of Transmittal and follow the Instructions to the Letter of Transmittal. If you have lost your certificates, please refer to the back side of the Letter of Transmittal and the Instructions to the Letter of Transmittal for further items you must enclose with your Letter of Transmittal. Please refer to pages 40 and 43 of the Offering Circular-Prospectus for additional information.

For all other questions regarding this offer, please stay on the line to speak with a customer service representative.

GM urges you to read the Offering Circular-Prospectus, as well as the other documents which General Motors has filed and will file with the SEC, because they contain or will contain important information. You may obtain a free copy of the Offering Circular-Prospectus and other documents filed by General Motors at the SEC's web site at www.sec.gov or at General Motors' website at www.gm.com.

                                   * * * * *